333-69647
                                                             File Nos. 811-09167
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM N-4


REGISTRATION  STATEMENT  UNDER  THE SECURITIES ACT OF 1933                 [ ]
      Pre-Effective   Amendment  No.  _1_                                  [X]
      Post-Effective  Amendment  No.  ___                                  [ ]
REGISTRATION  STATEMENT  UNDER  THE INVESTMENT COMPANY ACT OF 1940         [ ]
      Amendment  No.  _1_                                                  [X]


                        (Check appropriate box or boxes.)

     FSL SEPARATE ACCOUNT M
     _________________________________________
     (Exact Name of Registrant)

     Fidelity Security Life Insurance Company
     _________________________________________
     (Name of Depositor)


      3130 Broadway, Kansas City, Missouri                          64111-2406
     ____________________________________________________________   __________
     (Address of Depositor's Principal Executive Offices)           (Zip Code)


Depositor's Telephone Number, including Area Code (800) 648-8624


     Name and Address of Agent for Service
          Leland Eugene Schmitt
          Senior Vice President and Secretary
          Fidelity Security Life Insurance Company
          3130 Broadway
          Kansas City, Missouri 64111-2406


     Copies to:
          Judith A. Hasenauer
          Blazzard, Grodd & Hasenauer, P.C.
          4401 West Tradewinds Avenue
          Suite 207
          Lauderdale by the Sea, FL  33308
          (954) 771-7909

Approximate Date of Proposed Public Offering:
       As  soon  as  practicable  after  the  effective  date  of  this  Filing.

Calculation  of  Registration  Fee  under  the  Securities  Act  of  1933:
     Registrant is registering an indefinite number of securities under the Securities Act of 1933 pursuant to Investment Company Act Rule 24f-2.
================================================================================
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


                              CROSS REFERENCE SHEET
                             (Required by Rule 495)

Item No.                                                 Location
--------                                                 --------

                                     PART A
Item 1.   Cover Page                                     Cover Page

Item 2.   Definitions                                    Index of Special of Terms

Item 3.   Synopsis                                       Highlights

Item 4.   Condensed Financial Information                Not Applicable

Item 5.   General Description of Registrant, Depositor,
          and Portfolio Companies                        Investment Choices,
                                                         The Company,
                                                         Other Information

Item 6.   Deductions and Expenses                        Expenses

Item 7.   General Description of Variable Annuity
          Contracts                                      The Annuity Contract


Item 8.   Annuity Period                                 Annuity Payments

Item 9.   Death Benefit                                  Death Benefit

Item 10.  Purchases and Contract Value                   Purchase, Contract Value

Item 11.  Redemptions                                    Surrenders

Item 12.  Taxes                                          Taxes

Item 13.  Legal Proceedings.                             Other Information

Item 14.  Table of Contents of the Statement of
          Additional Information                         Other Information




                        CROSS REFERENCE SHEET (CONT'D)
                            (Required by Rule 495)

Item No.                                        Location
--------                                        --------

                                     PART B

Item 15.  Cover Page                            Cover Page

Item 16.  Table of Contents.                    Table of Contents

Item 17.  General Information and History       Company

Item 18.  Services                              Not Applicable

Item 19.  Purchase of Securities Being Offered  Not Applicable

Item 20.  Underwriters                          Distribution

Item 21.  Calculation of Performance Data       Performance
                                                Information

Item 22.  Annuity Payments.                     Annuity Provisions

Item 23.  Financial Statements                  Financial Statements





                                     PART C

Information required to be included in Part C is set forth under the appropriate Item so numbered, in Part C to this Registration Statement.



                                     PART A



                    FIDELITY SECURITY LIFE INSURANCE COMPANY
                             FSL SEPARATE ACCOUNT M
                      FSL FLEXIBLE PREMIUM VARIABLE ANNUITY

This prospectus describes the variable annuity contract offered by Fidelity Security Life Insurance Company (we, us, our). This is an individual deferred variable annuity. The contract is offered as a non-qualified annuity, an individual retirement annuity (IRA), as a tax sheltered annuity (TSA), or pursuant to other qualified plans. This contract provides for accumulation of contract values and annuity payments on a fixed and variable basis.

The contract has a number of investment choices (1 fixed account and 5 investment options). The fixed account is part of our general assets and provides an investment rate guaranteed by us. The 5 investment options available are portfolios of Investors Mark Series Fund, Inc. and Berger Institutional Products Trust which are listed below. You can put your money in any of these options which are offered through our separate account, the FSL Separate Account M.

INVESTORS MARK SERIES FUND, INC.
         Money Market Portfolio
         Growth & Income Portfolio
         Large Cap Growth Portfolio
         Small Cap Equity Portfolio

BERGER INSTITUTIONAL PRODUCTS TRUST
         Berger/BIAM IPT - International Fund

Please read this Prospectus before investing. You should keep it for future reference. It contains important information about the contract.


To learn more about the contract, you can obtain a copy of the Statement of Additional Information (SAI) (dated ________, 1999). The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally a part of this prospectus. The SEC maintains a Web site (http://www.sec.gov) that contains the SAI, material incorporated by reference and other information regarding companies that file electronically with the SEC. The Table of Contents of the SAI is on page _ of this prospectus. For a free copy of the SAI, call us at
(800) 648-8624 or write to: Fidelity Security Life Insurance Company, Annuity Products, 3130 Broadway, Kansas City, MO 64111-2406.


The Contracts:

     *    are not bank deposits.

     *    are not federally insured.

     *    are not endorsed by any bank or governmental agency.

     *    are not guaranteed and may be subject to loss of principle.

The SEC has not approved these contracts or determined that this prospectus is accurate or complete. Any representation that it has is a criminal offense.


May 1, 1999



                                TABLE OF CONTENTS


INDEX OF SPECIAL TERMS...................................................i
HIGHLIGHTS...............................................................1
FSL SEPARATE ACCOUNT M TABLE OF FEES AND EXPENSES........................2
THE COMPANY..............................................................6
THE ANNUITY CONTRACT.....................................................6
PURCHASE.................................................................6
INVESTMENT CHOICES.......................................................7
EXPENSES................................................................11
CONTRACT VALUE..........................................................15
SURRENDERS..............................................................16
DEATH BENEFIT...........................................................17
ANNUITY PAYMENTS........................................................18
TAXES    ...............................................................20
PERFORMANCE.............................................................22
OTHER INFORMATION.......................................................23



                             INDEX OF SPECIAL TERMS

We have tried to make this prospectus as readable and understandable for you as possible. By the very nature of the contract, however, certain technical words or terms are unavoidable. We have identified the following as some of these words or terms. The page indicated here is where we believe you will find the best explanation for the word or term. These words and terms are in italics on the indicated page.

                                                              Page

         Accumulation Phase
         Accumulation Unit
         Annuitant
         Annuity Date
         Annuity Options
         Annuity Payments
         Annuity Unit
         Beneficiary
         Income Phase
         Investment Options
         Non-Qualified
         Qualified



                                   HIGHLIGHTS

The variable annuity contract that we are offering is a contract between you, the owner, and us, the insurance company. The contract provides a means for investing on a tax-deferred basis in our fixed account and 5 investment options. The contract is intended for retirement savings or other long-term investment purposes and provides for a death benefit and guaranteed income options.


The contract, like all deferred annuity contracts, has two phases: the accumulation phase and the income phase. During the accumulation phase, earnings accumulate on a tax-deferred basis and are taxed as income when you make a withdrawal. If you make a withdrawal during the accumulation phase, we may also assess a surrender charge of up to 7%. The income phase occurs when you begin receiving regular payments from your contract.


You can choose to receive annuity payments on a variable basis, fixed basis or combination of both. If you choose variable payments, the amount of the variable annuity payments will depend upon the investment performance of the investment options you select for the income phase. If you choose fixed payments, the amount of the fixed annuity payments are level for the payout period.

Free Look. If you cancel the contract within 10 days after receiving it (or whatever period is required in your state), we will send your money back without assessing a sales charge. You will receive whatever your contract is worth on the day we receive your request. This may be more or less than your original payment. If we are required by law to return your original payment, we will put your money in the Money Market Portfolio during the free-look period plus 5 days.

Tax Penalty. The earnings in your contract are not taxed until you take money out of your contract. If you take money out during the accumulation phase, earnings come out first and are taxed as income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal tax penalty on those earnings. Payments during the income phase are considered partly a return of your original investment.


Inquiries. If you need more information, please contact us at:

         FSL Insurance Company
         Annuity Products
         3130 Broadway
         Kansas City, Missouri 64111-2406
         (800)648-8624




                FSL SEPARATE ACCOUNT M TABLE OF FEES AND EXPENSES

OWNER TRANSACTION EXPENSES

Surrender Charge: (as a percentage of purchase payments surrendered) (See Note 2)

         Number of Complete Years                                      Surrender Charge (See Note 3)
         From Receipt of Purchase Payments                             Easy Pay         Lump Sum
         ---------------------------------                             --------         --------
                           0-1                                              6%               7%
                           1                                                6                6
                           2                                                6                5
                           3                                                5                4
                           4                                                5                3
                           5                                                4                2
                           6                                                3                1
                           7                                                2                0
                           8                                                2                0
                           9                                                1                0
                           10 and thereafter                                0                0



Transfer Fee (See Notes 4 & 5)                                                  No charge for the first 12
                                                                                transfers in a contract year
                                                                                during the accumulation
                                                                                phase; thereafter, the fee is
                                                                                $50 per transfer.  There is no
                                                                                charge for the 4 allowable
                                                                                transfers in a contract year
                                                                                during the income phase.


SEPARATE ACCOUNT ANNUAL EXPENSES: (as a percentage of the average account value)

Mortality and Expense Risk Fees (See Note 6)

         Lump Sum                                    0.90%
         Easy Pay                                    1.50% (0.90% if contract value exceeds $100,000)*

     TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES

                  Lump Sum                0.90%
                  Easy Pay                1.50% (0.90% if contract value
                                          exceeds $100,000)*

* Once your contract value reaches a $100,000, it will be assessed the lower charge even if the contract value is later reduced by changes in market value or withdrawals.



INVESTMENT OPTION EXPENSES: (as a percentage of the average daily net assets of an investment option)


                                                                                    Other
                                                                                   Expenses
                                                                                    (after          Total Operating
                                                                                   expense          Expenses (after
                                                               Management         reimburse-            expense
                                                                  Fees              ment)           reimbursement)
                                                                  ----              -----           --------------
INVESTORS MARK SERIES FUND, INC.
(See Note 7)
     Money Market Portfolio                                       .40%               .10%                .50%
     Growth & Income Portfolio                                    .80%               .10%                .90%
     Large Cap Growth Portfolio                                   .80%               .10%                .90%
     Small Cap Equity Portfolio                                   .95%               .10%                1.05%
BERGER INSTITUTIONAL PRODUCTS TRUST
(See Note 8)
    Berger/BIAM IPT - International Fund                          .00%              1.20%                1.20%



EXAMPLES

There are two sets of examples below. The first set assumes your purchase payments are Lump Sum payments or that your contract value exceeds $100,000. The second set assumes that you are only making Easy Pay purchase payments to your contract and that your contract value does not exceed $100,000.


These examples are designed to help you to understand the expenses in a contract. You should not consider these to represent the actual expenses you would pay. The actual expenses may be greater or less than those shown.
--------------------------------------------------------------------------------


This first set of examples assumes you invested $1,000 in a contract and allocated all of it to an investment option which earned 5% each year. It also assumes that your purchase payments are Lump Sum payments or that your contract value exceeded $100,000. All the expenses of the options shown above are assumed to apply. Under these assumptions you would pay the following:


     a) upon surrender at the end of each time period;
     b) if the contract is not surrendered or that you decided to begin the income phase.



                                                                       Time Periods

                                                                  1 Year              3 Year
                                                                  ------              ------
INVESTORS MARK SERIES FUND, INC.
     Money Market Portfolio                                a)     $84.00                   $95.70
                                                           b)      14.00                    45.70
     Growth & Income Portfolio                             a)      88.00                   108.53
                                                           b)      18.00                    58.53
     Large Cap Growth Portfolio                            a)      88.00                   108.53
                                                           b)      18.00                    58.53
     Small Cap Equity Portfolio                            a)      89.50                   113.31
                                                           b)      19.50                    63.31
BERGER INSTITUTIONAL PRODUCTS TRUST
     Berger/BIAM IPT - International Fund                  a)      91.00                   118.08
                                                           b)      21.00                    68.08
____________________________________________________________________________________________________


This second set of examples assumes that you are only making Easy Pay purchase payments to your contract and that your contract value does not exceed $100,000.
All the  expenses of the  investment  options  shown above are assumed to apply.
Under these assumptions you would pay the following:


     a) upon surrender at the end of each time period;
     b) if the contract is not surrendered or that you decided to begin the income phase.

                                                                       Time Periods

                                                                  1 Year               3 Year
                                                                  ------               ------
INVESTORS MARK SERIES FUND, INC.
     Money Market Portfolio                                  a)  $80.00               $124.90
                                                             b)   20.00                 64.90
     Growth & Income Portfolio                               a)   84.00                137.58
                                                             b)   24.00                 77.58
     Large Cap Growth Portfolio                              a)   84.00                137.58
                                                             b)   24.00                 77.58
     Small Cap Equity Portfolio                              a)   85.50                142.31
                                                             b)   25.50                 82.31
BERGER INSTITUTIONAL PRODUCTS TRUST
     Berger/BIAM IPT - International Fund                    a)  $87.00                147.03
                                                             b)   27.00                 87.03

Notes to Table Of Fees and Expenses and Examples

1. The purpose of the Table of Fees and Expenses is to assist you in understanding the various costs and expenses that you will incur directly or indirectly. The Table reflects expenses of the separate account as well as the investment options.

2. The contract provides for several circumstances under which we will waive or reduce the surrender charge.

3. You can purchase a contract and add to it by making payments in one of two ways:

     * Lump Sum payments - any payment of $5000 or more; or
     * Easy Pay payments - any payment of $50 or more but less than $5000.

4. We charge $50 per transfer during the accumulation phase for any transfers after 12 in any contract year.

5.   When you  transfer  contract  values from one of our annuity  contracts  to
     another,   we  assess  an  internal  transfer  fee  of  2%  of  the  amount transferred.

6. The contract refers to a Product Expense Charge. This charge is equivalent to the aggregate charges that until recently were referred to as a Mortality and Expense Risk Charge and an Administrative Charge by many companies issuing variable annuity contracts. Throughout this prospectus we will refer to this charge as a Product Expense Charge.

7. Investors Mark Advisors, Inc. has voluntarily agreed to reimburse expenses for each portfolio of Investors Mark Series Fund, Inc. for the year ended December 31, 1998 and will continue this arrangement until April 30, 2000 so that the annual expenses do not exceed the amounts set forth above under "Total Operating Expenses" for each portfolio. Absent such expense reimbursement, the Total Annual Expenses for the year ended December 31, 1998 were: 2.89% for the Money Market Portfolio; 2.29% for the Small Cap Equity Portfolio; 1.66% for the Large Cap Growth Portfolio; and 1.75% for the Growth & Income Portfolio.

8. BBOI Worldwide LLC has voluntarily agreed to waive its advisory fee and expects to voluntarily reimburse the Berger/BIAM IPT - International Fund for additional expenses to the extent that normal operating expenses in any fiscal year, including the management fee but excluding brokerage commissions, interest, taxes and extraordinary expenses, of the Fund exceed 1.20% of the Fund's average daily net assets. If such an expense reimbursement plan and fee waiver were not in place, the management fee for the Fund would be .90% and the total annual expenses are estimated to be 3.83%.

9. Premium taxes are not reflected in the examples and may apply in the state where you live.


                                   THE COMPANY


Fidelity Security Life Insurance Company, 3130 Broadway, Kansas City, Missouri 64111-2406, is a stock life insurance company. We were originally incorporated on January 17, 1969, as a Missouri Corporation. We are principally engaged in the sale of life insurance and annuities. We are licensed in the District of Columbia and all states except New York, where we are only admitted as a reinsurer. Fidelity Security Life Insurance Company is majority owned by Richard
F. Jones (an individual).


                              THE ANNUITY CONTRACT

This Prospectus describes the variable annuity contract that we are offering.

An annuity is a contract between you, the owner, and us, the insurance company, where we promise to pay you an income, in the form of annuity payments, beginning on a designated date in the future. Until you decide to begin receiving annuity payments, your annuity is in the accumulation phase. Once you begin receiving annuity payments, your contract enters the income phase.

The contract benefits from tax deferral. Tax deferral means that you are not taxed on earnings or appreciation on the assets in your contract until you take money out of your contract.

The contract is called a variable annuity because you can choose among the investment options, and depending upon market conditions, you can make or lose money in any of these options. If you select the variable annuity portion of the contract, the amount of money you are able to accumulate in your contract during the accumulation phase depends upon the investment performance of the investment option(s) you select as well as the interest we credit to the fixed account.

You can choose to receive annuity payments on a variable basis, fixed basis or a combination of both. If you choose variable payments, the amount of the annuity payments you receive will depend upon the investment performance of the investment option(s) you select for the income phase. If you select to receive payments on a fixed basis, the payments you receive will remain level.

                                    PURCHASE

PURCHASE PAYMENTS

A purchase payment is the money you give us to buy the contract. You can make payments in two ways:

     *    as Lump Sum payments; or
     *    as Easy Pay payments.


A Lump Sum payment is any payment of $5,000 or more. Easy Pay payments are designed to give you the opportunity to make regular payments to your contract. The minimum Easy Pay payment, whether for your initial payment or a subsequent payment, we will accept is $50. The maximum total of all purchase payments we will accept for the contract is $500,000, without our prior consent.


ALLOCATION OF PURCHASE PAYMENTS

When you purchase a contract, you choose how we will apply your purchase payments among the investment options. If you make additional purchase payments, we will allocate them in the same way as your first purchase payment, unless you tell us otherwise.

Free Look. If you change your mind about owning this contract, you can cancel it within 10 days after receiving it (or the period required in your state, which is shown on page 1 of your contract). When you cancel the contract within this time period, we will not assess a sales charge. You will receive back whatever your contract is worth on the day we receive your request. In certain states, or if you have purchased the contract as an IRA, we may be required to give you back your purchase payment if you decide to cancel your contract within 10 days after receiving it (or whatever period is required in your state). If that is the case, we will put your purchase payment in the Money Market Portfolio for 15 days before we allocate your first purchase payment to the investment option(s) you have selected. (In some states, the period may be longer.) If we do allocate your purchase payment to the Money Market Portfolio and you exercise your free look right, we will return the greater of your contract value or your purchase payments.

Once we receive your purchase payment and the necessary information, we will issue your contract and allocate your first purchase payment within 2 business days. If you do not give us all of the information we need, we will contact you to get it. If for some reason we are unable to complete this process within 5 business days, we will either send back your money or get your permission to keep it until we get all of the necessary information. If you add more money to your contract by making additional purchase payments, we will credit those amounts to your contract within one business day. Our business day closes when the New York Stock Exchange closes, usually 4:00 p.m. Eastern time.

                               INVESTMENT CHOICES

The contract offers you the choice of allocating purchase payments to our fixed account or to one or more of the investment options which are listed below. Additional investment options may be available in the future.

You should read the prospectuses for these funds carefully before investing. Copies of these prospectuses are attached to this prospectus. Certain investment options contained in the fund prospectuses may not be available with your contract.

INVESTORS MARK SERIES FUND, INC.

Investors Mark Series Fund, Inc. is managed by Investors Mark Advisors, LLC (Adviser). Investors Mark Series Fund, Inc. is a mutual fund with multiple portfolios, four of which are available under the contract. Each portfolio has a different investment objective. The Adviser has engaged sub-advisers to provide investment advice for the individual portfolios. The following portfolios are available under the contract:

     *    Money  Market  Portfolio  -  Standish,   Ayer  &  Wood,  Inc.  is  the
          sub-advisor.

     *    Growth & Income Portfolio - Lord, Abbett & Co. is the sub-adviser.

     * Large Cap Growth Portfolio - Stein Roe & Farnham, Incorporated is the sub- adviser.

     * Small Cap Equity Portfolio - Stein Roe & Farnham, Incorporated is the sub- adviser.

BERGER INSTITUTIONAL PRODUCTS TRUST


Berger Institutional Products Trust is a mutual fund with multiple portfolios, of which only one is available under the contract. That portfolio is managed by BBOI Worldwide LLC, who has retained Bank of Ireland Asset Management (U.S.) Limited (BIAM) as sub-adviser. The available portfolio under the contract is:


     *    Berger/BIAM IPT - International Fund

FIXED ACCOUNT

During the accumulation phase, you may allocate purchase payments and contract values to our fixed account. The fixed account forms a portion of our general account. At our discretion, we may, from time to time, declare an excess interest rate for the fixed account.

GENERAL ACCOUNT

During the income phase, you can select to have your annuity payments paid out of our general account. We guarantee a specified interest rate used in determining the payments. If you select this option, the payments you receive will remain level. This option is only available during the income phase.

TRANSFERS

You can make transfers as described below. We have the right to terminate or modify these transfer provisions.


You can make transfers by telephone. If you own the contract with a joint owner, unless we are instructed otherwise, we will accept instructions from either you or the other owner. We will use reasonable procedures to confirm that instructions given to us by telephone are genuine. If we fail to use such procedures, we may be liable for any losses due to unauthorized or fraudulent instructions. However, we will not be liable for following telephone instructions that we reasonably believe to be genuine. We may tape record telephone instructions.


Transfers are subject to the following:

     1. Currently, during the accumulation phase, you can make 12 transfers every contract year without charge. You can transfer into the fixed account from the investment options.


     2. Currently, during the accumulation phase you can only make one transfer in a calendar quarter out of the fixed account into the investment options. Any transfer made pursuant to this provision is counted in determining any transfer fee.

     3. We will assess a $50 transfer fee for each transfer during the accumulation phase in excess of the free 12 transfers allowed per contract year. Transfers made at the end of the Free Look Period by us and any transfers made pursuant to the Dollar Cost Averaging program, the Rebalancing program, or for loans will not be counted in determining the application of any transfer fee.

     4. The minimum amount which you can transfer is $500 or your entire value in the investment option or fixed account if it is less. This requirement is waived if the transfer is made in connection with the Dollar Cost Averaging program, the Rebalancing program, or loans.


     5. After a transfer is made you must keep a minimum of $100 in the account, (either in the fixed account or an investment option) from which the transfer was made.

     6. You may not make a transfer until after the end of the free look period.

     7. A transfer will be effected as of the end of a business day when we receive an acceptable transfer request containing all required information. This would include the amount which is to be transferred, and the investment option(s) and/or the fixed account affected.

     8. We are not liable for a transfer made in accordance with your instructions.

     9. We reserve the right to restrict transfers between investment options to a maximum of 12 per contract year and to restrict transfers from being made on consecutive business days. We also reserve the right to restrict transfers into and out of the fixed account.

     10. Your right to make transfers is subject to modification if we determine, in our sole opinion, that the exercise of the right by one or more owners is, or would be, to the disadvantage of other owners. Restrictions may be applied in any manner reasonably designed to prevent any use of the transfer right which is considered by us to be to the disadvantage of other owners. A modification could be applied to transfers to, or from, one or more of the investment options and could include, but is not limited to:

          a.   the requirement of a minimum time period between each transfer;

          b. not accepting a transfer request from an agent acting under a power of attorney on behalf of more than one owner; or

          c. limiting the dollar amount that may be transferred between investment options by an owner at any one time.


     11. During times of drastic economic or market conditions, we may suspend the transfer privilege temporarily without notice and treat transfer requests based on their separate components (a redemption order with a request for purchase of another investment option). In such a case, the redemption order would be processed at the source investment option's next determined accumulation unit value. However, the purchase into the new investment option would be effective at the next determined accumulation unit value for the new investment option only after we receive the proceeds from the source investment option, or we otherwise receive cash on behalf of the source investment option.


     12. Transfers do not change your allocation instructions for future purchase payments.

     13.  Transfers made during the income phase are subject to the following:

          a. you may make 4 transfers each contract year between investment options or between the investment options and the general account;

          b. you may not make a transfer within 3 business days of the annuity calculation date; and

          c. you may not make a transfer from the general account to an investment option.

DOLLAR COST AVERAGING PROGRAM

The Dollar Cost Averaging Program allows you to systematically transfer a set amount each month from a selected investment option or the fixed account to any of the other investment options. By allocating amounts on a regular schedule as opposed to allocating the total amount at one particular time, you may be less susceptible to the impact of market fluctuations. The Dollar Cost Averaging Program is available only during the accumulation phase.

The minimum amount which can be transferred each month is $100. You must have at least $1,200 in the selected investment option or fixed account (or the amount required to complete your program, if less), in order to participate in the Dollar Cost Averaging Program.

We have the right to modify, terminate or suspend the Dollar Cost Averaging Program.

If you participate in the Dollar Cost Averaging Program, the transfers made under the program are not taken into account in determining any transfer fee. If you are participating in the Dollar Cost Averaging Program, you cannot also participate in the Rebalancing Program.

Dollar Cost Averaging does not assure a profit and does not protect against loss in declining markets. Dollar Cost Averaging involves continuous investment in the selected investment option(s) regardless of fluctuating price levels of the investment option(s). You should consider your financial ability to continue the Dollar Cost Averaging Program through periods of fluctuating price levels.

REBALANCING PROGRAM

Once your money has been allocated among the investment options, the performance of the selected options may cause your allocation to shift. You can direct us to automatically rebalance your contract to return to your original percentage allocations by selecting our Rebalancing Program. You can tell us whether to rebalance monthly, quarterly, semi-annually or annually.

The Rebalancing Program is available only during the accumulation phase.


If you participate in the Rebalancing Program, the transfers made under the program are not taken into account in determining any transfer fee. Amounts allocated to the fixed account are not taken into account as part of the Rebalancing Program. You cannot participate in the Rebalancing Program if you are participating in the Dollar Cost Averaging Program.


EXAMPLE:

Assume that you want your initial purchase payment split between 2 investment options. You want 80% to be in the Growth & Income Portfolio and 20% to be in the International Fund. Over the next 2 1/2 months the domestic market does very well while the international market performs poorly. At the end of the quarter, the Growth & Income Portfolio now represents 86% of your holdings because of its increase in value. If you had chosen to have your holdings rebalanced quarterly, on the first day of the next quarter, we would sell some of your units in the Growth & Income Portfolio to bring its value back to 80% and use the money to buy more units in the International Fund to increase those holdings to 20%.

SUBSTITUTION AND LIMITATION ON FURTHER INVESTMENT

We may be required to substitute one of the investment options you have selected with another investment option. We would not do this without the prior approval of the Securities and Exchange Commission. We may also limit further investment in an investment option. We will give you notice of our intent to take either of these actions.

                                    EXPENSES

There are charges and other expenses associated with the contracts that reduce the return on your investment in the contract. These charges and expenses are:

PRODUCT EXPENSE CHARGE

Each day we make a deduction for our Product Expense Charge. We do this as part of our calculation of the value of the accumulation units and the annuity units. This charge is for all the insurance benefits e.g., guarantee of annuity rates, the death benefit, for certain expenses of the contract, and for assuming the risk (expense risk) that the current charges will be insufficient in the future to cover the cost of administering the contract. If the charges under the contract are not sufficient, then we will bear the loss. We do, however, expect to profit from this charge. This charge cannot be increased.

We assess the Product Expense Charge each business day and it is based on the average value of your contract. We assess a Product Expense Charge as follows:


         *        Lump Sum Payments:                 0.90%, on an annual basis.

         *        Easy Pay Payments:                 0.90%, on an annual basis, for contracts that have
                                                     reached a contract value of $100,000 or more.*

                                                     1.50%, on an annual basis, for contracts that have
                                                     reached a contract value less than $100,000.*

* Once your contract value reaches a $100,000, it will be assessed the lower charge even if the contract value is later reduced by changes in market value or withdrawals.


REDUCTION OF PRODUCT EXPENSE CHARGE

We may, at our sole discretion, reduce the Product Expense Charge. We would do so when sales of the contract are made to individuals or to a group of individuals in such a manner that results in a reduction of our administrative costs or other savings. We would consider making such a reduction when:

     * the size and type of group to whom the contract is offered can reasonably be expected to produce such a cost savings; or

     * the amount of purchase payments can produce some economies resulting in a savings to us.

Any reduction of the Product Expense Charge will not be unfairly discriminatory against any person. We will make such reductions in accordance with our own administrative rules in effect at the time the contract(s) is issued. We have the right to change these rules from time to time.

SURRENDER CHARGE

During the accumulation phase, you can make surrenders from your contract. We keep track of each purchase payment. Subject to the free surrender amount and other waivers discussed below, if you make a surrender and it has been less than the stated number of years since you made your purchase payment, we will assess a surrender charge.

Surrender Charge: (as a percentage of purchase payments surrendered)



                                SURRENDER CHARGES

         Number of Complete Years                                           Surrender Charge
         From Receipt of Purchase Payments                             Easy Pay         Lump Sum
         ---------------------------------                             --------         --------
                           0-1                                              6%               7%
                           1                                                6                6
                           2                                                6                5
                           3                                                5                4
                           4                                                5                3
                           5                                                4                2
                           6                                                3                1
                           7                                                2                0
                           8                                                2                0
                           9                                                1                0
                           10 and thereafter                                0                0



Each purchase payment has its own surrender charge period. For purposes of the surrender charge, we treat surrenders as coming from the most recent purchase payments first. When the surrender is for only part of the value of your contract, the surrender charge is deducted from the remaining value in your contract.


NOTE: FOR TAX PURPOSES EARNINGS ARE USUALLY CONSIDERED TO COME OUT FIRST.


WAIVER OF THE SURRENDER CHARGE

Free Surrenders.  You may make one surrender of up to 10% of your contract value
during  a  contract  year  free  from  any  surrender  charge.   This  right  is
non-cumulative.

Internal Transfers. It is our current practice to reduce surrender charges for an owner of one of our annuity contracts who wishes to transfer contract values to another of our annuity contracts. The following will apply to such internal transfers:

     * there is an internal transfer fee of 2% of the amount transferred when you make a transfer of contract value to another contract (which could be the variable annuity contract we are offering by this prospectus) issued by us;

     * once transferred into the other contract, the amount transferred will be subject to an Adjusted Surrender Charge in accordance with the following:


                           ADJUSTED SURRENDER CHARGES

Number of Complete                  Number of Complete Years you have been our Annuity Customer
Years from Transfer                         5 Years or less            5-10 Years       10 Years +
-------------------                         ---------------            ----------       ----------
         0-1                                         6%                       4%               3%
         1                                           5                        3                3
         2                                           4                        2                2
         3                                           3                        1                1
         4                                           2                        0                0
         5                                           1                        0                0
         6 and longer                                0                        0                0

*    If  your  contract  was  issued  prior  to  the  effective   date  of  this
     registration,  or is no longer subject to a surrender  charge,  we will not assess the internal  transfer fee for the first internal transfer you make.
     Once contract  values are in the new contract,  they will be subject to the
     Adjusted  Surrender  Charge shown above. Any subsequent  internal  transfer will be subject to the above conditions.


Reduction of Surrender Charges. We may, at our sole discretion, reduce the Surrender Charge or the Adjusted Surrender Charge. We would do so when sales of the contract are made to individuals or to a group of individuals in such a manner that results in a reduction of our distribution costs. Some examples are:
if there is a large group of individuals that will be purchasing the contract or if a prospective purchaser already had a relationship with us. We may, at our sole discretion, not deduct the surrender charge under a contract issued to an officer, director or employee of ours or any of our affiliates.

Any reduction of surrender charges will not be unfairly discriminatory against any person. We will make such reductions in accordance with our administrative rules in effect at the time the contract is issued. We have the right to change those rules from time to time.

Waiver of Surrender Charges under Certain Benefits. Under the conditions set out in the contract endorsements providing the following benefits, we will not assess the surrender charge when:

          * Terminal Illness Endorsement. You become terminally ill (which means you are not expected to live more than 12 months). Under this benefit, you may make a one time surrender during the accumulation phase up to the full value of your account.


          * Nursing Home or Hospital Confinement Endorsement. You become confined to a long term care facility, nursing facility or hospital for at least 30 consecutive days. Under this benefit, the maximum amount that you can surrender without the imposition of the surrender charge is $2,000 each month for the period of confinement. The maximum total surrenders under this provision is equal to your contract value. This benefit is only available during the accumulation phase.


These benefits may not be available in your state.

PREMIUM TAXES

Some states and other governmental entities (e.g., municipalities) charge premium taxes or similar taxes. We are responsible for the payment of these taxes and will make a deduction from the value of the contract for them. Some of these taxes are due when the contract is issued, and others are due when annuity payments begin. It is our current practice to not charge anyone for these taxes until annuity payments begin. We may some time in the future discontinue this practice and assess the charge when the tax is due. Premium taxes generally range from 0% to 4%, depending on the state.

TRANSFER FEE


We will charge $50 for each additional transfer in excess of the free transfers permitted. Transfers made at the end of the free look period by us and any transfers made pursuant to the Dollar Cost Averaging program, Rebalancing program, or loans will not be counted in determining the application of any transfer fee.


INCOME TAXES

We will deduct from the contract for any income taxes which we incur because of the contract. At the present time, we are not making any such deductions.


INVESTMENT OPTION EXPENSES

There are deductions from and expenses paid out of the assets of the various investment options, which are described in the attached fund prospectuses.

                                 CONTRACT VALUE

Your contract value is the sum of your interest in the various investment options and our fixed account.

Your interest in the investment option(s) will vary depending upon the investment performance of the options you choose. In order to keep track of your contract value, we use a unit of measure called an accumulation unit. During the income phase of your contract we call the unit an annuity unit.

ACCUMULATION UNITS


Every business day we determine the value of an accumulation unit and an annuity unit for each of the investment options. We do this by:


     1.   determining  the  change  in  investment   experience  (including  any
          charges) for the investment  option from the previous  business day to the current business day;

     2. subtracting our Product Expense Charge and any other charges such as taxes we have deducted; and


     3. multiplying the previous business day's accumulation unit (or annuity unit) value by this result.


When you make a purchase payment, we credit your contract with accumulation units. The number of accumulation units credited is determined by dividing the amount of the purchase payment allocated to an investment option by the value of the accumulation unit for that investment option. When you make a surrender, we debit from your contract accumulation units representing the surrender.

We calculate the value of an accumulation unit for each investment option after the New York Stock Exchange closes each day and then debit or credit your account.

EXAMPLE:

On Monday we receive an additional purchase payment of $5,000 from you. You have told us you want this to go to the Growth & Income Portfolio.  When the New York
Stock  Exchange  closes  on that  Monday,  we  determine  that  the  value of an accumulation  unit for the Growth & Income  Portfolio is $13.90.  We then divide
$5,000  by  $13.90  and  credit  your  contract  on  Monday  night  with  359.71 accumulation units for the Growth & Income Portfolio.

                                   SURRENDERS

You can have access to the money in your contract:

     *    by making a surrender (either a partial or a complete surrender); or

     *    by electing to receive annuity payments; or

     * if your contract was issued as a TSA, by taking a loan out of the fixed account.

Surrenders can only be made during the accumulation phase.

When you make a complete surrender you will receive the value of your contract on the day you made the surrender less any applicable surrender charge and less any premium tax.

Unless you instruct us otherwise, any partial surrender will be made pro-rata from all the investment options and the fixed account you selected. Under most circumstances the amount of any partial surrender must be for at least $500, or your entire interest in the fixed account or an investment option. We require that after a partial surrender is made you keep at least $5,000 in your contract for Lump Sum payments or $1,000 for Easy Pay payments.

INCOME TAXES, TAX PENALTIES AND CERTAIN  RESTRICTIONS MAY APPLY TO ANY SURRENDER
YOU MAKE.

There are limits to the amount you can surrender from a qualified plan referred to as a 403(b) plan (TSA). For a more complete explanation see the discussion in the Taxes Section and the discussion in the Statement of Additional Information.

MINIMUM DISTRIBUTION PROGRAM


If your contract has been issued as an IRA, TSA or other qualified plan, you may elect the Minimum Distribution Program. Under this program, we will make payments to you that are designed to meet the applicable minimum distribution requirements imposed by the Internal Revenue Code on such qualified plans. We will make payments to you periodically at your election (currently: monthly, quarterly, semi-annually or annually). Each payment must be at least $1000, or the entire remaining amount in the contract. The payments will not be subject to the surrender charges and will be in lieu of the 10% free surrender amount allowed each year.


LOANS


If you purchased this contract as a TSA (also referred to as a 403(b) plan), during the accumulation phase you can take a loan out of the fixed account using the contract as collateral. The minimum loan we will make is $2000. No loans are permitted out of the investment options and no loans are permitted during the income phase. When you request a loan, we will transfer any amounts necessary to implement the loan request from the investment options to the fixed account.
Repayment of the loan will be made into the fixed account. We will then allocate that money in the same manner that your purchase payments are being allocated.
Your loan documents will explain the terms, conditions and limitations regarding loans from your TSA contract.


                                  DEATH BENEFIT

DEATH OF CONTRACT OWNER DURING THE ACCUMULATION PHASE

Upon your death or that of the joint owner during the accumulation phase, the death benefit will be paid to your primary beneficiary. Upon the death of a joint owner, the surviving joint owner, if any, will be treated as the primary beneficiary. Any other beneficiary designation on record at the time of death will be treated as a contingent beneficiary unless you have informed us otherwise in writing.

DEATH BENEFIT AMOUNT DURING THE ACCUMULATION PHASE

The death benefit during the accumulation phase will be the greater of:

     1. the purchase payments, less any surrenders including any applicable charges; or

     2.   your contract value.

The amount of the death benefit is determined as of the end of the business day during which we receive both due proof of death and an election for the payment method. The death benefit amount remains in an investment option and/or the fixed account until distribution begins. From the time the death benefit is determined until complete distribution is made, any amount in an investment option will be subject to investment risk which is borne by the beneficiary.

DEATH BENEFIT OPTIONS DURING THE ACCUMULATION PHASE

A beneficiary must elect the death benefit to be paid under one of the following options in the event of your death during the accumulation phase. If the beneficiary is the spouse of the owner, he or she may elect to continue the contract in his or her own name and exercise all the owner's rights under the contract. In this event, the contract value will be adjusted to equal the death benefit.

     Option 1 - lump sum payment of the death benefit; or

     Option 2 - the payment of the entire death benefit within 5 years of the date of death of the owner or any joint owner; or

     Option 3 - payment of the death benefit under an annuity option over the lifetime of the beneficiary or over a period not extending beyond the life expectancy of the beneficiary with distribution beginning within 1 year of the date of your death or of any joint owner.

Any portion of the death benefit not applied under Option 3 within 1 year of the date of your death, or that of a joint owner, must be distributed within 5 years of the date of death.


If a lump sum payment is requested, the amount will be paid within 7 days, unless the suspension of payments provision is in effect.


Payment to the beneficiary, in any form other than a lump sum, may only be elected during the sixty-day period beginning with the date of receipt by us of proof of death.

DEATH OF CONTRACT OWNER DURING THE INCOME PHASE


If you or a joint owner, who is not the annuitant, dies during the income phase, any remaining payments under the annuity option elected will continue to be made at least as rapidly as under the method of distribution in effect at the time of your death. Upon your death during the income phase, the beneficiary becomes the owner. The annuitant is the person whose life we look to when we make annuity payments.


DEATH OF ANNUITANT

Upon the death of the annuitant, who is not an owner, during the accumulation phase, you automatically become the annuitant. You may designate a new annuitant subject to our underwriting rules then in effect. If the owner is a non-natural person, the death of the annuitant will be treated as the death of the owner and a new annuitant may not be designated.

Upon the death of the annuitant during the income phase, the death benefit, if any, will be as specified in the annuity option elected. Death benefits will be paid at least as rapidly as under the method of distribution in effect at the annuitant's death.

                       ANNUITY PAYMENTS (THE INCOME PHASE)

Under the contract you can receive regular income payments. You can choose the month and year in which those payments begin. We call that date the annuity date. Your annuity date must be the first or fifteenth day of a calendar month.
You can also choose among income plans. We call those annuity options.


Your annuity date must be at least 1 month after you buy the contract. Annuity payments must begin by the annuitant's 85th birthday or the 85th birthday of the oldest joint annuitant. The annuitant is the person whose life we look to when we make annuity payments.


If you do not choose an annuity option at the time you purchase the contract, we will assume that you selected Option 2 with 10 years of guaranteed payments.

During the income phase, you have the same investment choices you had just before the start of the income phase. If you do not tell us otherwise, your annuity payments will be based on the investment allocations that were in place on the annuity date.

The dollar amount of your payment from the investment option(s) will depend upon four things:

     * the value of your contract in the investment option(s) on the annuity date;


     * the 3% assumed investment rate used in the annuity table for the contract;


     *    the performance of the investment options you selected; and

     * if permitted in your state and under the type of contract you have purchased, the age and sex of the annuitant(s).

If the actual performance exceeds the 3% assumed rate plus the deductions for expenses, your annuity payments will increase. Similarly, if the actual performance is less than 3% plus the amount of the deductions, your annuity payments will decrease.

We will determine the amount of your variable annuity payments, including the first, no more than 10 business days prior to the payment date. The payment dates must be the same day each month as the date you selected for the annuity date, i.e. the first or the fifteenth. The day we determine the variable annuity payment is called the annuity calculation date.

You can choose one of the following annuity options. After annuity payments begin, you cannot change the annuity option. All annuity payments are made to you unless you direct us otherwise.

Option 1 - Life Annuity.

Under this option we make monthly income payments during the lifetime of the annuitant and terminating with the last payment preceding his/her death.

Option 2 - Life Income with a Guaranteed Period.


Under this option we make monthly income payments during the lifetime of the annuitant. We guarantee that if, at the death of the annuitant, payments have been made for less than a stated period, which may be five, ten, fifteen or twenty years, as elected, the monthly income will continue during the remainder of the stated period. However, the owner may elect to receive a single sum payment. A single sum payment will be equal to the present value of remaining payments as of the date of receipt of due proof of death commuted at the assumed investment rate.

Option 3 - Survivorship Annuity.


Under this option we make monthly income payments during the joint lifetime of the annuitant and another named individual and thereafter during the lifetime of the survivor. Payments cease with the last income payment due prior to the death of the survivor.

Option 4 - Other Options.

Under this option we provide you with any payout plan that is mutually agreed upon between you and us.

                                 OTHER BENEFITS

DISABILITY BENEFIT


This benefit is only available with respect to Easy Pay payments during the accumulation phase. Under this benefit, so long as you are totally and permanently disabled and can provide us with evidence of that fact, we will pay you a life annuity with fixed payments at your normal retirement date (which is defined in your endorsement) or make a death benefit payment to your beneficiary if you die prior to that date. You should refer to the endorsement in your contract for additional details.


ACCIDENTAL DEATH BENEFIT


During the accumulation phase, in the event that you die due to an accidental injury prior to age 70, we will pay your beneficiary an accidental death benefit equal to the contract value (less any outstanding loan balance if your contract was issued as a 403(b)contract and you took out a loan)on the date of death.
This benefit is in addition to the death benefit contained in the contract. The maximum amount of the accidental death benefit is $500,000.


                                      TAXES

NOTE: We have prepared the following information on taxes as a general discussion of the subject. It is not intended as tax advice to any individual.
You should consult your own tax adviser about your own circumstances. We have included in the Statement of Additional Information a more comprehensive discussion regarding taxes.


ANNUITY CONTRACTS IN GENERAL

Annuity contracts are a means of setting aside money for future needs - usually retirement. Congress recognized how important saving for retirement was and provided special rules in the Internal Revenue Code (Code) for annuities.

Simply stated, these rules provide that you will not be taxed on the earnings on the money held in your annuity contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you are taxed depending on how you take the money out and the type of contract - qualified or non-qualified (see following sections).

Under non-qualified contracts, you, as the owner, are not taxed on increases in the value of your contract until a distribution occurs - either as a withdrawal or as annuity payments. When you make a withdrawal, you are taxed on the amount of the withdrawal that is earnings. For annuity payments, different rules apply.
A portion of each annuity payment is treated as a partial return of your purchase payments and is not taxed. The remaining portion of the annuity payment is treated as ordinary income. How the annuity payment is divided between taxable and non-taxable portions depends upon the period over which the annuity payments are expected to be made. Annuity payments received after you have received all of your purchase payments are fully includible in income.

When  a  non-qualified   contract  is  owned  by  a  non-natural  person  (e.g.,
corporation or certain other entities other than a trust holding the contract as an agent for a natural person), the contract will generally not be treated as an annuity for tax purposes.

QUALIFIED AND NON-QUALIFIED CONTRACTS

If you purchase the contract as an individual and not under any pension plan, specially sponsored program or an individual retirement annuity, your contract is referred to as a non-qualified contract.

If you purchase the contract under a pension plan, specially sponsored program, or an individual retirement annuity, your contract is referred to as a qualified contract. Examples of qualified plans are: Individual Retirement Annuities
(IRAs), Tax-Sheltered Annuities (sometimes referred to as 403(b) contracts), and pension and profit-sharing plans, which include 401(k) plans and H.R. 10 Plans.

WITHDRAWALS - NON-QUALIFIED CONTRACTS

If you make a withdrawal from your contract, the Code treats such a withdrawal as first coming from earnings and then from your purchase payments. Such withdrawn earnings are includible in income.

The Code also provides that any amount received under an annuity contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after the taxpayer reaches age 59 1/2;

     (2)  paid after you die;

     (3) paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

     (4) paid in a series of substantially equal payments made annually (or more frequently) for life or a period not exceeding life expectancy;

     (5)  paid under an immediate annuity; or

     (6)  which come from purchase payments made prior to August 14, 1982.

WITHDRAWALS - QUALIFIED CONTRACTS


If you make a withdrawal from your qualified contract, a portion of the withdrawal is treated as taxable income. This portion depends on the ratio of the pre-tax purchase payments to the after-tax purchase payments in your contract. If all of your purchase payments were made with pre-tax money then the full amount of any withdrawal is includible in taxable income. Special rules may apply to withdrawals from certain types of qualified contracts.

The Code also provides that any amount received under a qualified contract which is included in income may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includible in income. Some withdrawals will be exempt from the penalty. They include any amounts:

     (1)  paid on or after you reach age 59 1/2;
     (2)  paid after you die;
     (3) paid if you become totally disabled (as that term is defined in the Code);
     (4) paid to you after leaving your employment in a series of substantially equal payments made annually (or more frequently) under a lifetime annuity;
     (5)  paid to you after you have attained age 55 and left your employment;
     (6)  paid for certain allowable medical expenses (as defined in the Code);
     (7)  paid pursuant to a qualified domestic relations order;
     (8)  paid from an IRA for medical insurance (as defined in the Code);
     (9)  paid from an IRA for qualified higher education expenses; or
     (10) up to $10,000 for qualified first time homebuyer expenses (as defined in the Code).

The exceptions in (5) and (7) above do not apply to IRAs. The exception in (4) above applies to IRAs but without the requirement of leaving employment.

We have  provided a more  complete  discussion  in the  Statement of  Additional
Information.


WITHDRAWALS - TAX-SHELTERED ANNUITIES

The Code limits the withdrawal of purchase  payments made by owners from certain
Tax-Sheltered Annuities. Withdrawals can only be made when an owner:

     (1)  reaches age 59 1/2;

     (2)  leaves his/her job;

     (3)  dies;

     (4)  becomes disabled (as that term is defined in the Code); or

     (5)  in the case of hardship.

However, in the case of hardship, the owner can only withdraw the purchase payments and not any earnings.

DIVERSIFICATION

The Code provides that the underlying investments for a variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. We believe that the investment options are managed so as to comply with the requirements.

Neither the Code nor the Internal Revenue Service Regulations issued to date provide guidance as to the circumstances under which you, because of the degree of control you exercise over the underlying investments, are considered the owner of the shares of the investment options. If you are considered owner of the shares, it will result in the loss of the favorable tax treatment for the contract. It is unknown to what extent owners are permitted to select investment options, to make transfers among the investment options or the number and type of investment options owners may select from without being considered owner of the shares. If any guidance is provided which is considered a new position, then the guidance is generally applied prospectively. However, if such guidance is considered not to be a new position, it may be applied retroactively. This would mean that you, as the owner of the contract, could be treated as the owner of the investment options.

Due to the uncertainty in this area, we reserve the right to modify the contract in an attempt to maintain favorable tax treatment.

                                   PERFORMANCE

We periodically advertise performance of the various investment options. We will calculate performance by determining the percentage change in the value of an accumulation unit by dividing the increase (decrease) for that unit by the value of the accumulation unit at the beginning of the period. This performance number reflects the deduction of the insurance charges. It does not reflect the deduction of any surrender charge. The deduction of any surrender charges would reduce the percentage increase or make greater any percentage decrease. Any advertisement will also include total return figures which reflect the deduction of the product expense charges and surrender charges.


The performance will be based on the historical performance of the corresponding investment options for the periods commencing from the date on which the particular investment option was made available through the contracts. In addition, for certain investment options performance may be shown for the period commencing from the inception date of the investment option. These figures should not be interpreted to reflect actual historical performance of the Separate Account.


We may, from time to time, include in our advertising and sales materials, tax deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets.

                                OTHER INFORMATION

THE SEPARATE ACCOUNT

We established a separate account, FSL Separate Account M (Separate Account), to hold the assets that underlie the contracts. Our Board of Directors adopted a resolution to establish the Separate Account under Missouri insurance law on August 25, 1998. We have registered the Separate Account with the Securities and
Exchange Commission as a unit investment trust under the Investment Company Act of 1940.

The assets of the Separate Account are held in our name on behalf of the Separate Account and legally belong to us. However, those assets that underlie the contracts, are not chargeable with liabilities arising out of any other business we may conduct. All the income, gains and losses (realized or unrealized) resulting from these assets are credited to or charged against the contracts and not against any other contracts we may issue.

YEAR 2000

We have developed and initiated plans to assure that our computer systems will function properly in the year 2000 and later years. These efforts have included receiving assurances from outside service providers that their computer systems will also function properly in this context. Included within these plans are the computer systems of the advisers and sub-advisers of the various investment options.

Although an assessment of the total cost of implementing these plans has not been completed, the total amounts to be expended are not expected to have a material effect on our financial position or results of operations. We believe that we have taken all reasonable steps to address these potential problems.
There can be no assurance, however, that the steps taken will be adequate to avoid any adverse impact.

VOTING RIGHTS


We are the legal owner of the investment option shares. However, we believe that when an investment option solicits proxies in conjunction with a vote of shareholders, it is required to obtain from you and other owners instructions as to how to vote those shares. When we receive those instructions, we will vote all of the shares we own in proportion to those instructions. This will also include any shares that we own on our own behalf. Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.


DISTRIBUTOR

National Pension & Group Consultants, Inc. (NPGC) serves as the distributor for the contracts. NPGC is located at 3130 Broadway, Kansas City MO 64111-2406.


Commissions  will be paid to agents and  broker-dealers  who sell the contracts.
Such agents and broker-dealers will be paid commissions up to 3% of purchase payments but, under certain circumstances, may be paid an additional .25% of assets as a trail commission.


OWNERSHIP


Owner. You, as the owner of the contract, have all the rights under the contract. Prior to the annuity date, the owner is as designated at the time the contract is issued, unless changed. On and after the annuity date, you continue as the owner.

Joint Owner. The contract can be owned by joint owners. Any joint owner must be the spouse of the other owner (except in Pennsylvania). Upon the death of either joint owner, the surviving joint owner will be the designated beneficiary. Any other beneficiary designation at the time the contract was issued or as may have been later changed will be treated as a contingent beneficiary unless otherwise indicated.


BENEFICIARY

The beneficiary is the person(s) or entity you name to receive any death benefit. The beneficiary is named at the time the contract is issued unless changed at a later date. Unless an irrevocable beneficiary has been named, you can change the beneficiary at any time before you die.

ASSIGNMENT

You can assign the contract at any time during your lifetime. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the contract before we receive notice of the assignment. AN ASSIGNMENT MAY BE A
TAXABLE EVENT.

If the contract is issued pursuant to a qualified plan, there may be limitations on your ability to assign the contract.

SUSPENSION OF PAYMENTS OR TRANSFERS

We may be required to suspend or postpone payments for surrenders or transfers for any period when:

     1. the New York Stock Exchange is closed (other than customary weekend and holiday closings);

     2.   trading on the New York Stock Exchange is restricted;

     3.   an  emergency  exists as a result of which  disposal  of shares of the
          investment  options  is  not  reasonably   practicable  or  we  cannot
          reasonably value the shares of the investment options;

     4. during any other period when the Securities and Exchange Commission, by order, so permits for the protection of owners.

We have reserved the right to defer payment for a withdrawal or transfer from the fixed account for the period permitted by law but not for more than six months.

FINANCIAL STATEMENTS


Our statutory basis financial statements have been included in the Statement of Additional Information.


ADDITIONAL INFORMATION

For further information about the contract you may obtain a Statement of Additional Information. You can call the telephone number indicated on the cover page or you can write to us. For your convenience we have included a post card for that purpose.

The Table of Contents of this statement is as follows:


Company
Independent Auditors
Legal Opinion
Distribution
Performance Information
Federal Tax Status
Annuity Provisions
Financial Statements



FIDELITY SECURITY LIFE INSURANCE COMPANY
3130 BROADWAY
KANSAS CITY, MO 64111-2406
ATTN:


____________________________________________________________________________

Please  send  me,  at  no  charge,  the  Statement  of  Additional   Information
dated___________, 1999 for the Annuity Contract issued by Fidelity Security Life
Insurance Company.

               (Please print or type and fill in all information)


Name
--------------------------------------------------------------------------------

Address
--------------------------------------------------------------------------------

City                        State                                       Zip Code
--------------------------------------------------------------------------------







                                     PART B

                       STATEMENT OF ADDITIONAL INFORMATION

        INDIVIDUAL FLEXIBLE PURCHASE PAYMENT DEFERRED VARIABLE AND FIXED
                                ANNUITY CONTRACT

                                    issued by

                             FSL SEPARATE ACCOUNT M

                                       AND

                    FIDELITY SECURITY LIFE INSURANCE COMPANY



THIS IS NOT A PROSPECTUS.  THIS  STATEMENT OF ADDITIONAL  INFORMATION  SHOULD BE
READ IN  CONJUNCTION  WITH  THE  PROSPECTUS  DATED ,  1999,  FOR THE  INDIVIDUAL
FLEXIBLE  PURCHASE PAYMENT DEFERRED VARIABLE AND FIXED ANNUITY CONTRACT WHICH IS
DESCRIBED HEREIN.

THE PROSPECTUS  CONCISELY  SETS FORTH  INFORMATION  THAT A PROSPECTIVE  INVESTOR
OUGHT TO KNOW BEFORE  INVESTING.  FOR A COPY OF THE PROSPECTUS CALL OR WRITE THE
COMPANY AT: 3130 Broadway, Kansas City, MO 64111-2406, (800) 648-8624.

THIS STATEMENT OF ADDITIONAL INFORMATION IS DATED , 1999.


                                TABLE OF CONTENTS
                                                                        Page

COMPANY  ................................................................3


INDEPENDENT AUDITORS ....................................................3


LEGAL OPINIONS...........................................................3

DISTRIBUTION.............................................................3
         Reduction of the Surrender Charge...............................3

PERFORMANCE INFORMATION..................................................4
         Total Return....................................................4
         Historical Unit Values..........................................5
         Reporting Agencies..............................................6
         Performance Information.........................................6

FEDERAL TAX STATUS.......................................................7
         General  .......................................................7
         Diversification.................................................8
         Multiple Contracts..............................................9
         Contracts Owned by Other than Natural Persons...................9
         Tax Treatment of Assignments...................................10
         Income Tax Withholding.........................................10
         Tax Treatment of Withdrawals - Non-Qualified Contracts.........10
         Qualified Plans................................................11
         Tax Treatment of Withdrawals - Qualified Contracts.............13
         Tax-Sheltered Annuities - Withdrawal Limitations...............15

ANNUITY PROVISIONS......................................................15
         Variable Annuity...............................................15
         Fixed Annuity..................................................16
         Annuity Unit...................................................16
         Net Investment Factor..........................................16
         Expense Guarantee..............................................16

FINANCIAL STATEMENTS....................................................17



                                     COMPANY

Fidelity   Security  Life  Insurance  Company  (the  "Company")  was  originally incorporated  on January  17,  1969,  as a  Missouri  corporation.  The  Company presently  is licensed to do business in the District of Columbia and all states except New York, where it is only admitted as a reinsurer.


The Company is a Kansas City-based stock company with more than $8 billion of life insurance in force and in excess of $400 million in assets. It provides life and health insurance, retirement plans, and related financial services to individuals and groups.



                              INDEPENDENT AUDITORS

The statutory basis financial statements of the Company as of and for the years ended December 31, 1998 and 1997 included in this Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein.




                                 LEGAL OPINIONS

Blazzard, Grodd & Hasenauer, P.C., Westport, Connecticut has provided advice on certain matters relating to the federal securities and income tax laws in connection with the Contracts.

                                  DISTRIBUTION

National Pension and Group  Consultants,  Inc. ("NPGC") acts as the distributor.
NPGC is an  affiliate of the  Company.  The  offering is on a continuous  basis.

                       REDUCTION OF THE SURRENDER CHARGE

The amount of the Surrender Charge on the Contracts may be reduced or eliminated when sales of the Contracts are made to individuals or to a group of individuals in a manner that results in savings of sales expenses. The entitlement to reduction of the Surrender Charge will be determined by the Company after examination of all the relevant factors such as:

     1. The size and type of group to which sales are to be made. Generally, the sales expenses for a larger group are less than for a smaller group because of the ability to implement large numbers of Contracts with fewer sales contacts.

     2. The total amount of purchase payments to be received. Per Contract sales expenses are likely to be less on larger purchase payments than on smaller ones.

     3. Any prior or existing relationship with the Company. Per Contract sales expenses are likely to be less when there is a prior existing relationship because of the likelihood of implementing the Contract with fewer sales contacts.

     4. Other circumstances, of which the Company is not presently aware, which could result in reduced sales expenses.

If, after consideration of the foregoing factors, the Company determines that there will be a reduction in sales expenses, the Company may provide for a reduction of the Surrender Charge.

The Surrender Charge may be eliminated when the Contracts are issued to an officer, director or employee of the Company or any of its affiliates.


In no event will any reduction or elimination of the Surrender Charge be permitted where the reduction or elimination will be unfairly discriminatory to any person.


                             PERFORMANCE INFORMATION

TOTAL RETURN

From time to time, the Company may advertise performance data. Such data will show the percentage change in the value of an Accumulation Unit based on the performance of an investment option over a period of time, usually a calendar year, determined by dividing the increase (decrease) in value for that unit by the Accumulation Unit value at the beginning of the period.


Any such advertisement will include total return figures for the time periods indicated in the advertisement. Such total return figures will reflect the deduction of a .9% or 1.50% (depending on the Contract Value or the type of purchase payment) Product Expense Charge, the expenses for the underlying investment option being advertised and any applicable Surrender Charges.



The hypothetical value of a Contract purchased for the time periods described in the advertisement will be determined by using the actual Accumulation Unit values for an initial $1,000 purchase payment, and deducting any applicable
Surrender Charge to arrive at the ending hypothetical value. The average annual total return is then determined by computing the fixed interest rate that a $1,000 purchase payment would have to earn annually, compounded annually, to grow to the hypothetical value at the end of the time periods described. The formula used in these calculations is:

                                         n
                                P (1 + T)  = ERV

Where:

P = a hypothetical initial payment of $1,000
T = average annual total return
n = number of years
ERV = ending redeemable value at the end of the time periods used (or fractional portion thereof) of a hypothetical $1,000 payment made at the beginning of the time periods used.

The Company may also advertise performance data which will be calculated in the same manner as described above but which will not reflect the deduction of any Surrender Charge. The deduction of any Surrender Charge would reduce any percentage increase or make greater any percentage decrease.

Owners should note that the investment results of each investment option will fluctuate over time, and any presentation of the investment option's total return for any period should not be considered as a representation of what an investment may earn or what an owner's total return may be in any future period.

HISTORICAL UNIT VALUES

The Company may also show historical Accumulation Unit values in certain advertisements containing illustrations. These illustrations will be based on actual Accumulation Unit values.

In addition, the Company may distribute sales literature which compares the percentage change in Accumulation Unit values for any of the investment options against established market indices such as the Standard & Poor's 500 Composite
Stock Price Index, the Dow Jones Industrial Average or other management investment companies which have investment objectives similar to the investment option being compared. The Standard & Poor's 500 Composite Stock Price Index is an unmanaged, unweighted average of 500 stocks, the majority of which are listed on the New York Stock Exchange. The Dow Jones Industrial Average is an unmanaged, weighted average of thirty blue chip industrial corporations listed on the New York Stock Exchange. Both the Standard & Poor's 500 Composite Stock
Price Index and the Dow Jones Industrial Average assume quarterly reinvestment of dividends.

REPORTING AGENCIES

The Company may also distribute sales literature which compares the performance of the Accumulation Unit values of the Contracts with the unit values of variable annuities issued by other insurance companies. Such information will be derived from the Lipper Variable Insurance Products Performance Analysis
Service, the VARDS Report or from Morningstar.

The Lipper Variable Insurance Products Performance Analysis Service is published by Lipper Analytical Services, Inc., a publisher of statistical data which currently tracks the performance of almost 4,000 investment companies. The rankings compiled by Lipper may or may not reflect the deduction of asset-based insurance charges. The Company's sales literature utilizing these rankings will indicate whether or not such charges have been deducted. Where the charges have not been deducted, the sales literature will indicate that if the charges had been deducted, the ranking might have been lower.

The VARDS Report is a monthly  variable annuity  industry  analysis  compiled by
Variable  Annuity  Research & Data Service of Roswell,  Georgia and published by
Financial Planning Resources, Inc. The VARDS rankings may or may not reflect the deduction of asset-based  insurance  charges.  In addition,  VARDS prepares risk adjusted  rankings,  which  consider  the effects of market risk on total return performance.  This type of ranking may  address  the  question as to which funds provide the highest  total return with the least amount of risk.  Other  ranking
services   may  be  used  as  sources  of   performance   comparison,   such  as
CDA/Weisenberger.

Morningstar rates a variable annuity against its peers with similar investment objectives. Morningstar does not rate any variable annuity that has less than three years of performance data.

PERFORMANCE INFORMATION

The Accumulation Units invest in the portfolios managed by Investors Mark Series
Fund, Inc. and Berger Institutional Products Trust. While the Separate Account has recently commenced operations, these portfolios have been in existence for some time and consequently have an investment performance history. In order to demonstrate how the investment experience of the these portfolios affect
Accumulation Unit values, performance information was developed. The information is based upon the historical experience of the portfolios and is for the periods shown.


Future  performance  of the  portfolios  will vary and the results shown are not necessarily  representative  of future  results.  Performance for periods ending
after  those  shown  may  vary   substantially  from  the  examples  shown.  The
performance of the  portfolios is calculated  for a specified  period of time by assuming  an initial  purchase  payment of $1,000  allocated  to the  portfolio.
Performance  figures for the Accumulation Units will reflect the Product Expense
Charges as well as the portfolio  expenses.  There are also performance  figures for the  Accumulation  Units  which  reflect the Product  Expense  Charges,  the portfolio  expenses,  and  assume  that you make a  surrender  at the end of the period and therefore the Surrender Charge is reflected. The percentage increases
(decreases) are determined by subtracting the initial  purchase payment from the ending value and dividing the remainder by the beginning  value. The performance may also show figures when no surrender is assumed.


                               FEDERAL TAX STATUS

GENERAL

NOTE:  THE FOLLOWING  DESCRIPTION IS BASED UPON THE COMPANY'S  UNDERSTANDING  OF
CURRENT  FEDERAL INCOME TAX LAW APPLICABLE TO ANNUITIES IN GENERAL.  THE COMPANY
CANNOT  PREDICT  THE  PROBABILITY  THAT ANY  CHANGES  IN SUCH LAWS WILL BE MADE.
PURCHASERS ARE CAUTIONED TO SEEK COMPETENT TAX ADVICE  REGARDING THE POSSIBILITY
OF SUCH CHANGES. THE COMPANY DOES NOT GUARANTEE THE TAX STATUS OF THE CONTRACTS.
PURCHASERS  BEAR THE  COMPLETE  RISK THAT THE  CONTRACTS  MAY NOT BE  TREATED AS
"ANNUITY  CONTRACTS"  UNDER  FEDERAL  INCOME  TAX LAWS.  IT  SHOULD  BE  FURTHER
UNDERSTOOD  THAT THE  FOLLOWING  DISCUSSION IS NOT  EXHAUSTIVE  AND THAT SPECIAL
RULES NOT DESCRIBED HEREIN MAY BE APPLICABLE IN CERTAIN SITUATIONS. MOREOVER, NO
ATTEMPT HAS BEEN MADE TO CONSIDER ANY APPLICABLE STATE OR OTHER TAX LAWS.

Section 72 of the Code governs taxation of annuities in general. An Owner is not taxed on increases in the value of a Contract until distribution occurs, either in the form of a lump sum payment or as annuity payments under the Annuity
Option selected. For a lump sum payment received as a total withdrawal (total surrender), the recipient is taxed on the portion of the payment that exceeds the cost basis of the Contract. For Non-Qualified Contracts, this cost basis is generally the purchase payments, while for Qualified Contracts there may be no cost basis. The taxable portion of the lump sum payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includible in taxable income. The exclusion amount for payments based on a fixed annuity option is determined by multiplying the payment by the ratio that the cost basis of the Contract (adjusted for any period or refund feature) bears to the expected return under the Contract. The exclusion amount for payments based on a variable annuity option is determined by dividing the cost basis of the Contract (adjusted for any period certain or refund guarantee) by the number of years over which the annuity is expected to be paid. Payments received after the investment in the Contract has been recovered i.e. when the total of the excludable amount equals the investment in the Contract) are fully taxable. The taxable portion is taxed at ordinary income tax rates. For certain types of Qualified Plans there may be no cost basis in the Contract within the meaning of
Section 72 of the Code. Owners, Annuitants and Beneficiaries under the Contracts should seek competent financial advice about the tax consequences of any distributions.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company, and its operations form a part of the Company.

DIVERSIFICATION

Section  817(h) of the Code  imposes  certain  diversification  standards on the underlying  assets of  variable  annuity  contracts.  The Code  provides  that a variable  annuity  contract  will not be treated as an annuity  contract for any period  (and any  subsequent  period)  for which  the  investments  are not,  in accordance with regulations  prescribed by the United States Treasury Department
("Treasury  Department"),   adequately  diversified.   Disqualification  of  the
Contract as an annuity contract would result in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to the receipt  of  payments  under  the  Contract.  The Code  contains  a safe  harbor provision  which  provides that annuity  contracts such as the Contract meet the diversification  requirements if, as of the end of each quarter,  the underlying assets meet the diversification standards for a regulated investment company and no more than fifty-five  percent (55%) of the total assets consist of cash, cash items, U.S. Government  securities and securities of other regulated  investment companies.

On  March  2,  1989,  the  Treasury   Department  issued   Regulations   (Treas.
Reg.1.817-5),  which established diversification requirements for the investment options  underlying  variable  contracts such as the Contract.  The  Regulations amplify the diversification requirements for variable contracts set forth in the
Code and provide an alternative to the safe harbor  provision  described  above.
Under  the  Regulations,   an  investment   option  will  be  deemed  adequately
diversified  if:  (1) no more than 55% of the  value of the total  assets of the option is represented by any one  investment;  (2) no more than 70% of the value of the total assets of the option is represented by any two investments;  (3) no more than 80% of the value of the total assets of the option is  represented  by any three investments; and (4) no more than 90% of the value of the total assets of the option is represented by any four investments.

The Code provides that, for purposes of determining whether or not the diversification standards imposed on the underlying assets of variable contracts by Section 817(h) of the Code have been met, "each United States government agency or instrumentality shall be treated as a separate issuer."

The Company intends that all investment options underlying the Contracts will be managed in such a manner as to comply with these diversification requirements.

The Treasury Department has indicated that the diversification Regulations do not provide guidance regarding the circumstances in which Owner control of the investments of the Separate Account will cause the Owner to be treated as the owner of the assets of the Separate Account, thereby resulting in the loss of favorable tax treatment for the Contract. At this time it cannot be determined whether additional guidance will be provided and what standards may be contained in such guidance.

The amount of Owner control which may be exercised under the Contract is different in some respects from the situations addressed in published rulings issued by the Internal Revenue Service in which it was held that the policy owner was not the owner of the assets of the separate account. It is unknown whether these differences, such as the Owner's ability to transfer among investment choices or the number and type of investment choices available, would cause the Owner to be considered as the owner of the assets of the Separate
Account resulting in the imposition of federal income tax to the Owner with respect to earnings allocable to the Contract prior to receipt of payments under the Contract.

In the event any forthcoming guidance or ruling is considered to set forth a new position, such guidance or ruling will generally be applied only prospectively.
However, if such ruling or guidance was not considered to set forth a new position, it may be applied retroactively resulting in the Owners being retroactively determined to be the owners of the assets of the Separate Account.

Due to the uncertainty in this area, the Company reserves the right to modify the Contract in an attempt to maintain favorable tax treatment.

MULTIPLE CONTRACTS

The Code provides that multiple non-qualified annuity contracts which are issued within a calendar year to the same contract owner by one company or its affiliates are treated as one annuity contract for purposes of determining the tax consequences of any distribution. Such treatment may result in adverse tax consequences including more rapid taxation of the distributed amounts from such combination of contracts. For purposes of this rule, contracts received in a
Section 1035  exchange  will be  considered  issued in the year of the exchange.
Owners should consult a tax adviser prior to purchasing more than one non-qualified annuity contract in any calendar year.

CONTRACTS OWNED BY OTHER THAN NATURAL PERSONS

Under Section 72(u) of the Code, the investment earnings on premiums for the Contracts will be taxed currently to the Owner if the Owner is a non-natural person, e.g., a corporation or certain other entities. Such Contracts generally will not be treated as annuities for federal income tax purposes. However, this treatment is not applied to a Contract held by a trust or other entity as an agent for a natural person nor to Contracts held by Qualified Plans. Purchasers should consult their own tax counsel or other tax adviser before purchasing a Contract to be owned by a non-natural person.

TAX TREATMENT OF ASSIGNMENTS


An assignment,  pledge,  or other transfer of a Contract may be a taxable event.
Owners should therefore consult competent tax advisers should they wish to assign, pledge, or transfer their Contracts.


INCOME TAX WITHHOLDING

All distributions or the portion thereof which is includible in the gross income of the Owner are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Owner, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate.


Effective January 1, 1993, certain distributions from retirement plans qualified under Section 401 or Section 403(b) of the Code, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to:
a) a series of substantially equal payments made at least annually for the life or life expectancy of the participant or joint and last survivor expectancy of the participant and a designated beneficiary or for a specified period of 10 years or more; or b) distributions which are required minimum distributions; or
c) the portion of the distributions not includible in gross income (i.e. returns of after-tax contributions); or d) hardship distributions. Participants should consult their own tax counsel or other tax adviser regarding withholding requirements.


TAX TREATMENT OF WITHDRAWALS - NON-QUALIFIED CONTRACTS

Section 72 of the Code governs treatment of distributions from annuity contracts. It provides that if the Contract Value exceeds the aggregate purchase payments made, any amount withdrawn will be treated as coming first from the earnings and then, only after the income portion is exhausted, as coming from the principal. Withdrawn earnings are includible in gross income. It further provides that a ten percent (10%) penalty will apply to the income portion of any premature distribution. However, the penalty is not imposed on amounts received: (a) after the taxpayer reaches age 59 1/2; (b) after the death of the Owner; (c) if the taxpayer is totally disabled (for this purpose disability is as defined in Section 72(m)(7) of the Code); (d) in a series of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the taxpayer or for the joint lives (or joint life expectancies) of the taxpayer and his or her Beneficiary; (e) under an immediate annuity; or (f) which are allocable to purchase payments made prior to August
14, 1982.

With respect to (d) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years in which the exception was used.

The above information does not apply to Qualified Contracts. However, separate tax withdrawal penalties and restrictions may apply to such Qualified Contracts.
(See "Tax Treatment of Withdrawals - Qualified Contracts" below.)

QUALIFIED PLANS

The Contracts  offered  herein are designed to be suitable for use under various types of Qualified Plans. Taxation of participants in each Qualified Plan varies with the type of plan and terms and  conditions of each specific  plan.  Owners,
Annuitants and  Beneficiaries are cautioned that benefits under a Qualified Plan may be subject to the terms and  conditions of the plan  regardless of the terms and conditions of the Contracts  issued  pursuant to the plan.  Some  retirement
plans  are  subject  to  distribution  and  other   requirements  that  are  not
incorporated into the Company's administrative  procedures.  Owners,  Annuitants
and   Beneficiaries   are  responsible  for  determining   that   contributions,
distributions  and other  transactions with respect to the Contracts comply with applicable  law.  Following are general  descriptions  of the types of Qualified
Plans with which the Contracts may be used. Such descriptions are not exhaustive and are for  general  informational  purposes  only.  The  tax  rules  regarding
Qualified Plans are very complex and will have differing  applications depending on individual  facts and  circumstances.  Each purchaser should obtain competent tax advice prior to purchasing a Contract issued under a Qualified Plan.

Contracts  issued  pursuant  to  Qualified  Plans  include  special   provisions
restricting  Contract  provisions  that may  otherwise be available as described herein.  Generally,  Contracts  issued  pursuant  to  Qualified  Plans  are  not transferable except upon surrender or annuitization.  Various penalty and excise taxes  may  apply  to  contributions  or  distributions  made  in  violation  of
applicable   limitations.   Furthermore,   certain   withdrawal   penalties  and
restrictions  may  apply to  surrenders  from  Qualified  Contracts.  (See  "Tax
Treatment of Withdrawals - Qualified Contracts" below.)


On July 6, 1983,  the Supreme  Court decided in Arizona  Governing  Committee v.
Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The Contracts sold by the Company in connection with certain Qualified Plans will utilize annuity tables which do not differentiate on the basis of sex. Such annuity tables will also be available for use in connection with certain non-qualified deferred compensation plans.


a.   Tax-Sheltered Annuities


Section 403(b) of the Code permits the purchase of "tax-sheltered annuities" by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the Contracts for the benefit of their employees. Such contributions are not includible in the gross income of the employees until the employees receive distributions from the Contracts. The amount of contributions to the tax-sheltered annuity is limited to certain maximums imposed by the Code.
Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and withdrawals. (See "Tax
Treatment of Withdrawals - Qualified  Contracts" and "Tax-Sheltered  Annuities -
Withdrawal Limitations" below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.


b.   Individual Retirement Annuities

Section 408(b) of the Code permits eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity"
("IRA"). Under applicable limitations, certain amounts may be contributed to an IRA which will be deductible from the individual's taxable income. These IRAs are subject to limitations on eligibility, contributions, transferability and distributions. (See "Tax Treatment of Withdrawals - Qualified Contracts" below.)
Under  certain  conditions,  distributions  from other IRAs and other  Qualified
Plans may be rolled over or  transferred  on a  tax-deferred  basis into an IRA.
Sales of Contracts for use with IRAs are subject to special requirements imposed by the Code, including the requirement that certain informational disclosure be given to persons desiring to establish an IRA. Purchasers of Contracts to be qualified as Individual Retirement Annuities should obtain competent tax advice as to the tax treatment and suitability of such an investment.

     Roth IRAs

Section 408A of the Code provides that beginning in 1998, individuals may purchase a new type of non-deductible IRA, known as a Roth IRA. Purchase payments for a Roth IRA are limited to a maximum of $2,000 per year and are not deductible from taxable income. Lower maximum limitations apply to individuals with adjusted gross incomes between $95,000 and $110,000 in the case of single taxpayers, between $150,000 and $160,000 in the case of married taxpayers filing joint returns, and between $0 and $10,000 in the case of married taxpayers filing separately. An overall $2,000 annual limitation continues to apply to all of a taxpayer's IRA contributions, including Roth IRA and non-Roth IRAs.

Qualified distributions from Roth IRAs are free from federal income tax. A qualified distribution requires that an individual has held the Roth IRA for at least five years and, in addition, that the distribution is made either after the individual reaches age 59 1/2, on the individual's death or disability, or as a qualified first-time home purchase, subject to a $10,000 lifetime maximum, for the individual, a spouse, child, grandchild, or ancestor. Any distribution which is not a qualified distribution is taxable to the extent of earnings in the distribution. Distributions are treated as made from contributions first and therefore no distributions are taxable until distributions exceed the amount of contributions to the Roth IRA. The 10% penalty tax and the regular IRA exceptions to the 10% penalty tax apply to taxable distributions from a Roth
IRA.

Amounts may be rolled over from one Roth IRA to another Roth IRA. Furthermore, an individual may make a rollover contribution from a non-Roth IRA to a Roth
IRA, unless the individual has adjusted gross income over $100,000 or the individual is a married taxpayer filing a separate return. The individual must pay tax on any portion of the IRA being rolled over that represents income or a previously deductible IRA contribution.

Purchasers of Contracts to be qualified as a Roth IRA should obtain competent tax advice as to the tax treatment and suitability of such an investment.

c.   Pension and Profit-Sharing Plans

Sections 401(a) and 401(k) of the Code permit employers, including self-employed individuals, to establish various types of retirement plans for employees. These retirement  plans may permit the purchase of the  Contracts to provide  benefits under the Plan.  Contributions to the Plan for the benefit of employees will not be includible in the gross income of the employees  until  distributed  from the
Plan.  The  tax  consequences  to  participants  may  vary  depending  upon  the particular plan design. However, the Code places limitations and restrictions on all Plans including on such items as: amount of allowable  contributions;  form, manner and timing of  distributions;  transferability  of benefits;  vesting and
nonforfeitability   of   interests;   nondiscrimination   in   eligibility   and
participation;   and  the  tax  treatment  of  distributions,   withdrawals  and
surrenders.  (See "Tax Treatment of Withdrawals - Qualified  Contracts"  below.)
Purchasers  of  Contracts  for use with Pension or Profit  Sharing  Plans should obtain  competent tax advice as to the tax treatment and  suitability of such an investment.


d.   Government and Tax-Exempt Organization's Deferred Compensation Plan

Under Code provisions, employees and independent contractors performing services
for  state  and  local  governments  and  other  tax-exempt   organizations  may
participate in Deferred Compensation Plans. While participants in such Plans may be permitted to specify the form of investment in which their Plan accounts will participate,  all such investments are owned by the sponsoring  employer and are subject to the claims of its creditors  until December 31, 1998, or such earlier date as may be established by Plan amendment.  However, amounts deferred under a
Plan created on or after August 20, 1996 and amounts deferred under any 457 Plan after  December  31,  1998 must be held in trust,  custodial  account or annuity contract for the exclusive benefit of Plan participants and their beneficiaries.
The amounts deferred under a Plan which meets the requirements of Section 457 of the Code are not taxable as income to the  participant  until paid or  otherwise made available to the participant or beneficiary. As a general rule, the maximum amount  which can be  deferred in any one year is the lesser of $8,000 or 33 1/3 percent  of the  participant's  includable  compensation.  However,  in  limited circumstances,  up to $15,000  may be  deferred  in each of the last three years
before  normal  retirement  age.  Furthermore,   the  Code  provides  additional
requirements and restrictions regarding eligibility and distributions.


TAX TREATMENT OF WITHDRAWALS - QUALIFIED CONTRACTS

In the case of a withdrawal under a Qualified Contract, a ratable portion of the amount  received is taxable,  generally  based on the ratio of the  individual's cost basis to the individual's  total accrued benefit under the retirement plan.
Special tax rules may be available  for certain  distributions  from a Qualified
Contract.  Section  72(t) of the Code  imposes a 10%  penalty tax on the taxable portion of any distribution from qualified retirement plans, including Contracts issued and qualified under Code Sections 401 (Pension and Profit-Sharing Plans),
403(b)(Tax-Sheltered   Annuities)  and  408  and  408A  (Individual   Retirement
Annuities).  To the extent  amounts are not  includible in gross income  because they have been rolled over to an IRA or to another  eligible  Qualified Plan, no tax penalty  will be imposed.  The tax penalty  will not apply to the  following distributions:  (a) if  distribution  is made on or after  the date on which the
Owner  or  Annuitant  (as  applicable)  reaches  age 59 1/2;  (b)  distributions following the death or disability of the Owner or Annuitant (as applicable) (for this purpose  disability  is as defined in Section  72(m) (7) of the Code);  (c)
after  separation  from service,  distributions  that are part of  substantially equal periodic  payments made not less frequently than annually for the life (or life  expectancy)  of the Owner or Annuitant (as  applicable) or the joint lives
(or joint life  expectancies) of such Owner or Annuitant (as applicable) and his or her designated  Beneficiary;  (d)  distributions to an Owner or Annuitant (as applicable)  who has  separated  from service  after he has attained age 55; (e)
distributions  made to the Owner or Annuitant (as applicable) to the extent such distributions  do not exceed  the amount  allowable  as a  deduction  under Code
Section 213 to the Owner or Annuitant  (as  applicable)  for amounts paid during the taxable year for medical care; (f) distributions  made to an alternate payee pursuant to a qualified  domestic  relations  order; (g)  distributions  from an
Individual  Retirement  Annuity  for  the  purchase  of  medical  insurance  (as described in Section  213(d)(1)(D)  of the Code) for the Owner or Annuitant  (as
applicable)  and his or her spouse and  dependents if the Owner or Annuitant (as applicable) has received  unemployment  compensation for at least 12 weeks (this exception will no longer apply after the Owner or Annuitant (as  applicable) has been  re-employed for at least 60 days);  (h)  distributions  from an Individual
Retirement  Annuity made to the Owner or Annuitant (as applicable) to the extent such  distributions do not exceed the qualified  higher  education  expenses (as defined  in  Section  72(t)(7)  of the  Code)  of the  Owner  or  Annuitant  (as
applicable)  for the taxable  year;  and (i)  distributions  from an  Individual
Retirement  Annuity made to the Owner or  Annuitant  (as  applicable)  which are qualified  first-time home buyer distributions (as defined in Section 72(t)(8)of the Code.) The  exceptions  stated in (d) and (f) above do not apply in the case of an Individual  Retirement Annuity.  The exception stated in (c) above applies to an Individual  Retirement  Annuity  without the  requirement  that there be a separation from service.

With respect to (c) above, if the series of substantially equal periodic payments is modified before the later of your attaining age 59 1/2 or 5 years from the date of the first periodic payment, then the tax for the year of the modification is increased by an amount equal to the tax which would have been imposed (the 10% penalty tax) but for the exception, plus interest for the tax years on which the exception was used.


Generally,  distributions  from a qualified  plan must begin no later than April
1st of the calendar year following the later of (a) the year in which the employee attains age 70 1/2 or (b) the calendar year in which the employee retires. The date set forth in (b) does not apply to an Individual Retirement
Annuity. Required distributions must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed. There are no required distributions from a Roth IRA prior to the death of the owner.


TAX-SHELTERED ANNUITIES - WITHDRAWAL LIMITATIONS

The Code limits the withdrawal of amounts  attributable  to  contributions  made pursuant to a salary  reduction  agreement (as defined in Section  403(b)(11) of the Code) to  circumstances  only when the Owner:  (1) attains  age 59 1/2;  (2)
separates from service;  (3) dies; (4) becomes  disabled  (within the meaning of
Section  72(m)(7)  of  the  Code);  or (5) in the  case  of  hardship.  However, withdrawals  for hardship are restricted to the portion of the Owner's  Contract
Value which represents  contributions made by the Owner and does not include any investment  results.  The limitations on withdrawals became effective on January
1, 1989 and apply only to salary reduction contributions made after December 31,
1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988.  The  limitations  on  withdrawals  do not affect  transfers  between  Tax-Sheltered  Annuity Plans.  Owners should consult their own tax counsel or other tax adviser regarding any distributions.

                               ANNUITY PROVISIONS

VARIABLE ANNUITY


A variable annuity is an annuity with payments which: (1) are not predetermined as to dollar amount; and (2) will vary in amount with the net investment results of the applicable investment option(s) of the separate account. At the annuity calculation date, the contract value in each investment option will be applied to the applicable annuity tables. The annuity table used will depend upon the annuity option chosen. The dollar amount of Annuity Payments after the first is determined as follows:


(1) the dollar amount of the first annuity payment is divided by the value of an annuity unit as of the annuity calculation date. This establishes the number of annuity units for each monthly payment. The number of annuity units remains fixed during the annuity payment period.

(2) the fixed number of annuity units per payment in each Subaccount is multiplied by the annuity unit value as of the annuity calculation date.
     This result is the dollar amount of the payment.


The total dollar amount of each variable annuity payment is the sum of all investment option variable annuity payments.

The Company determines the amount of variable annuity payments, including the first, no more than ten (10) business days prior to the payment date. The payment date must be the same day each month as the date selected for the annuity date, i.e. the first or the fifteenth.



FIXED ANNUITY

A fixed annuity is a series of payments made during the annuity period which are guaranteed as to dollar amount by the Company and do not vary with the investment experience of the Separate Account. The general account value as of the annuity calculation date will be used to determine the fixed annuity monthly payment. The first monthly annuity payment will be based upon the annuity option elected and the appropriate annuity option table. Fixed annuity payments will remain level.

ANNUITY UNIT

The value of an annuity unit for each investment option was arbitrarily set initially at $10. This was done when the first investment option shares were purchased. The investment option annuity unit value for any business day is determined by multiplying the investment option annuity unit value for the immediately preceding business day by the product of (a) the Net Investment
Factor for the business day for which the annuity unit value is being calculated, and (b) 0.999919.

NET INVESTMENT FACTOR

The Net Investment Factor for any investment option for any business day is determined by dividing:

(a)  the accumulation unit value as of the close of the current business day, by

(b) the accumulation unit value as of the close of the immediately preceding business day.

The Net Investment Factor may be greater or less than one, as the annuity unit value may increase or decrease.

EXPENSE GUARANTEE

The Company guarantees that the dollar amount of each annuity payment after the first annuity payment will not be affected by variations in actual mortality or expense experience.


                              FINANCIAL STATEMENTS


The statutory basis financial statements of the Company included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contracts. There are no financial statements for the Separate Account because as of this date, the Separate Account has not yet commenced operations.





FIDELITY SECURITY LIFE INSURANCE COMPANY

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TABLE OF CONTENTS
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                                                                                      Page
INDEPENDENT AUDITORS' REPORT ON STATUTORY
   FINANCIAL STATEMENTS

STATUTORY FINANCIAL STATEMENTS FOR THE YEARS ENDED
   DECEMBER 31, 1998 AND 1997:

   Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus

   Statutory Statements of Income

   Statutory Statements of Capital and Surplus

   Statutory Statements of Cash Flow

   Notes to Statutory Financial Statements

INDEPENDENT AUDITORS' REPORT


To the Board of Directors of
Fidelity Security Life Insurance Company
Kansas City, Missouri

We have audited the accompanying statutory basis statements of admitted assets, liabilities and capital and surplus of Fidelity Security Life Insurance Company (the "Company") as of December 31, 1998 and 1997, and the related statutory statements of income, changes in capital and surplus, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 1 to the financial statements, these financial statements were prepared in conformity with the accounting practices prescribed or permitted by the Insurance Department of the State of Missouri which practices differ from generally accepted accounting principles. The effects on the financial statements of the variances between the statutory basis of accounting and generally accepted accounting principles, although not reasonably determinable, are presumed to be material.

In our opinion, because of the effects of the matter discussed in the preceding paragraph, the financial statements referred to above do not present fairly, in conformity with generally accepted accounting principles, the financial position of the Company as of December 31, 1998 and 1997, or the results of its operations or its cash flows for the years then ended.

In our opinion, the financial statements referred to above present fairly, in all material respects, the statutory basis admitted assets, liabilities, and capital and surplus of the Company as of December 31, 1998 and 1997 and the results of its operations and its cash flows for the years then ended, on the basis of accounting described in Note 1.


Deloitte & Touche LLP
March 31, 1999
Kansas City, Missouri



FIDELITY SECURITY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF ADMITTED ASSETS, LIABILITIES AND CAPITAL AND SURPLUS
DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------

ADMITTED ASSETS                                                           1998         1997

  Bonds, at amortized cost (market, $353,603,634 and $310,834,847)    $334,624,376  $295,524,002
  Preferred stocks, at market in 1998 (cost of $176,700) and
    at cost in 1997 (market of $288,000)                                   147,000       434,450
  Common stocks, at market (cost, $3,259,537 and $1,149,183)             3,494,581     1,249,641
  Mortgage loans                                                            10,731       141,000
  Policy loans                                                           6,644,747     6,653,054
  Short-term investments, at cost                                       16,416,559    28,528,184
  Cash and cash equivalents                                              3,976,804     3,409,647
  Other invested assets                                                  3,835,985     2,145,081
  Due and deferred premiums                                             12,663,688     7,676,317
  Accrued investment income                                              4,921,052     4,438,134
  Due from other companies                                              12,706,062     8,320,728
  State guaranty fund assessments                                          336,133
  Due from brokers, including margin accounts                              533,554       444,812
                                                                           -------       -------

TOTAL                                                                 $400,311,272  $358,965,050
                                                                      ============  ============

LIABILITIES, CAPITAL AND SURPLUS

  Liabilities and reserves:
    Aggregate reserves:
      Life insurance and annuity contracts                            $305,727,836  $284,062,809
      Accident and health insurance                                     17,455,014     6,905,663
    Claim reserves:
      Life insurance                                                     2,088,971     2,175,173
      Accident and health insurance                                     10,371,746     6,443,495
    Premiums received in advance                                           693,307     1,309,157
    Due to other companies                                              11,370,713     8,391,606
    Due and deferred premium collection expenses                           336,831       206,022
    Commissions, taxes and general expenses                              3,494,856     4,750,541
    Income taxes payable                                                   380,039       627,539
    Group contingency reserves                                           2,200,291     2,322,249
    Interest maintenance reserve                                         2,559,766     2,342,172
    Asset valuation reserve                                              2,253,143     1,982,314
                                                                         ---------     ---------

           Total liabilities and reserves                              358,932,513   321,518,740

  Contingencies (Note 9)

  Capital and surplus:
    Common stock, $2.50 par value:
      Authorized, 1,100,000 shares
      Issued, 1,000,000 shares                                           2,500,000     2,500,000
    Preferred stock, $100.00 par value:
      Authorized 50,000 shares
      Issued and outstanding, 30,000 shares                              3,000,000     3,000,000
    Paid-in and contributed surplus                                        983,948       975,583
    Unassigned surplus                                                  35,809,973    31,900,683
                                                                        ----------    ----------

                                                                        42,293,921    38,376,266
  Less treasury stock, at cost                                             915,162       929,956
                                                                           -------       -------

           Total capital and surplus                                    41,378,759    37,446,310
                                                                       ----------     ----------

TOTAL                                                                 $400,311,272  $358,965,050
                                                                      ============  ============

See notes to statutory financial statements.




FIDELITY SECURITY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 1998 AND 1997
---------------------------------------------------------------------------------------------------


                                                                      1998                1997
INCOME:
  Life premiums                                                   $ 23,879,432        $ 37,967,874
  Annuity deposits                                                  33,468,795          17,256,642
  Accident and health premiums                                      74,608,947          52,221,741
  Investment income                                                 24,883,798          24,370,889
                                                                    ----------          ----------

           Total income                                            156,840,972         131,817,146
                                                                   -----------         -----------

POLICY BENEFITS AND EXPENSES:
  Benefits to policy owners and beneficiaries:
    Life                                                            11,778,643          10,657,195
    Annuities                                                       26,867,025          23,414,194
    Accident and health                                             20,728,099          14,369,433
                                                                    ----------          ----------

                                                                    59,373,767          48,440,822

  Increase in aggregate reserves                                    32,214,364          24,741,595
                                                                    ----------          ----------

           Total policy benefits and expenses                       91,588,131          73,182,417

COMMISSIONS                                                         46,421,453          41,344,463

GENERAL INSURANCE EXPENSES                                          11,294,624          10,091,716

INSURANCE TAXES, LICENSES AND FEES                                   1,161,985           1,486,990

CHANGE IN LOADING AND COST OF COLLECTION
  ON DUE AND DEFERRED PREMIUMS                                         169,873            (111,776)
                                                                       -------            --------

                                                                   150,636,066         125,993,810
                                                                   -----------         -----------

INCOME BEFORE INCOME TAXES AND
  NET REALIZED CAPITAL GAIN                                          6,204,906           5,823,336

INCOME TAX EXPENSE                                                   1,597,505           1,423,930
                                                                     ---------           ---------

INCOME BEFORE NET REALIZED
  CAPITAL GAIN                                                       4,607,401           4,399,406

NET REALIZED CAPITAL GAIN, NET OF FEDERAL
  INCOME TAX PROVISION OF $46,828 AND $158,534                          90,902             160,299
                                                                        ------             -------

NET INCOME                                                         $ 4,698,303         $ 4,559,705
                                                                   ===========         ===========

See notes to statutory financial statements.


FIDELITY SECURITY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CAPITAL AND SURPLUS
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------


                                                                           1998               1997

COMMON STOCK                                                            $ 2,500,000        $ 2,500,000
                                                                        ===========        ===========

PREFERRED STOCK                                                         $ 3,000,000        $ 3,000,000
                                                                        ===========        ===========

PAID-IN SURPLUS                                                           $ 983,948          $ 975,583
                                                                          =========          =========

UNASSIGNED SURPLUS:
  Balance, beginning of year                                            $31,900,683        $27,497,741

    Net income                                                            4,698,303          4,559,705

    Net unrealized capital gains                                            104,885             48,278

    Dividends on preferred stock                                           (232,500)          (232,500)

    Change in liability for reinsurance in unauthorized companies          (339,051)

    Assumption reinsurance costs                                           (455,452)

    Change in nonadmitted assets                                            403,934           (409,939)

    Change in asset valuation reserve                                      (270,829)           437,398
                                                                            -------            -------

  Balance, end of year                                                   35,809,973         31,900,683

LESS TREASURY STOCK                                                        (915,162)          (929,956)
                                                                            -------            -------

TOTAL CAPITAL AND SURPLUS                                               $41,378,759        $37,446,310
                                                                        ===========        ===========


See notes to statutory financial statements.




FIDELITY SECURITY LIFE INSURANCE COMPANY

STATUTORY STATEMENTS OF CASH FLOW
YEARS ENDED DECEMBER 31, 1998 AND 1997
-------------------------------------------------------------------------------------------------------------------

                                                                                   1998                    1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Premium and annuity considerations                                           $ 93,484,436           $ 94,164,913
  Deposit type funds                                                             30,345,405             14,221,920
  Considerations for supplemental contracts with life contingencies               2,124,884              2,074,773
  Considerations from supplemental contracts without life
      contingencies and dividend accumulations                                      998,506                959,949
  Net investment income                                                          23,093,697             23,133,275
  Commissions and expense allowances on reinsurance ceded                         4,050,722              3,063,180
  Miscellaneous income                                                               60,001                272,122
  Death benefits                                                                 (9,624,772)            (9,151,385)
  Annuity benefits                                                              (24,311,073)           (21,024,483)
  Disability benefits and benefits under accident and health policies           (16,799,848)           (14,426,349)
  Surrender benefits and other fund withdrawals                                  (2,240,073)            (1,698,436)
  Group conversions                                                                                        (16,528)
  Interest on policy or contract funds                                              (13,358)               (11,992)
  Payments on supplementary contracts with life contingencies                    (1,293,146)            (1,090,371)
  Payments on supplemental contracts without life and dividend
    accumulation                                                                 (1,262,806)            (1,299,339)
  Commissions on premiums and annuity considerations                            (47,355,334)           (42,981,711)
  Commissions and expense allowances on reinsurance assumed                      (3,300,358)            (1,761,598)
  General insurance expenses                                                    (12,403,957)           (10,057,122)
  Insurance, taxes, licenses and fees                                            (1,149,267)            (1,559,958)
  Federal income taxes                                                           (2,160,000)            (1,342,000)
                                                                                 ----------             ----------

          Net cash flows from operating activities                               32,243,659             31,468,860
                                                                                 ----------             ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from investments sold, matured, or repaid                             55,982,347             27,911,674
  Costs of investments acquired                                                 (96,586,451)           (42,699,598)
  Net increase (decrease) in policy loans and premium notes                           8,307             (2,552,669)
                                                                                      -----              ----------

          Net cash flows used in investing activities                           (40,595,797)           (17,340,593)
                                                                                 ----------             ----------
CASH FLOWS FROM FINANCING ACTIVITIES AND
  MISCELLANEOUS SOURCES:
  Capital, and surplus paid in                                                        8,366                    416
  Other cash provided                                                             5,533,065              4,634,354
  Dividends paid to stockholders                                                   (232,500)              (232,500)
  Other applications, net                                                        (8,501,261)            (6,616,837)
                                                                                 ----------             ----------

          Net cash flows used in financing activities
            and miscellaneous sources                                            (3,192,330)            (2,214,567)
                                                                                 ----------             ----------

INCREASE (DECREASE) IN CASH AND SHORT-TERM
  INVESTMENTS                                                                   (11,544,468)            11,913,700

CASH AND SHORT-TERM INVESTMENTS:
  Beginning of year                                                              31,937,831             20,024,131
                                                                                 ----------             ----------

  End of year                                                                  $ 20,393,363           $ 31,937,831
                                                                               ============           ============

See notes to statutory financial statements.


FIDELITY SECURITY LIFE INSURANCE COMPANY

NOTES TO STATUTORY FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 1998 AND 1997
--------------------------------------------------------------------------------


1.   ORGANIZATION AND BASIS OF PRESENTATION

     Nature of Operations - Fidelity Security Life Insurance Company (the "Company") is a stock life insurance company writing life, accident and health and variable contracts. The Company domiciles in the State of Missouri and is licensed in the District of Columbia and all states except New York, where it is licensed as a reinsurer. The Company currently markets group annuities, group life and group accident and health, including group medical and self funding arrangements primarily through independent brokers and third party administrators who specialize in group coverage.

     Statutory Accounting Principles - The Company prepares its statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Missouri and not in
     conformity with generally accepted accounting principles ("GAAP"). Prescribed statutory accounting practices include a variety of publications of the National Association of Insurance Commissioners ("NAIC"), as well as state laws, regulations and general administrative rules. Permitted statutory accounting practices encompass all accounting practices not so prescribed.

     The principal differences between GAAP and prescribed or permitted statutory accounting practices are: (a) premiums are taken into income on a pro rata basis over the policy term, whereas related acquisition and commission costs for the full policy term are expensed currently; (b) policy reserves are based on statutory mortality and interest requirements and without consideration for withdrawals, which may differ from reserves based on reasonably conservative estimates of mortality, interest and withdrawals; (c) the tax effect of temporary differences between financial statements and tax returns is not recognized; (d) group contingency reserves are reported as a liability rather than as an appropriation of surplus; (e) statutory asset valuation and interest maintenance reserves are reported as liabilities; (f) nonadmitted assets are excluded from the statement of financial position; (g) changes in the reserve for reinsurance in unauthorized companies is recorded directly to unassigned surplus; (h) statutory reporting provides that premiums related to investment annuity products are to be recorded as revenue; (i) statutory reporting does not require classification of debt and equity securities as trading, available for sale or held to maturity, whereas, for GAAP purposes, trading securities are recorded at fair value with unrealized gains and losses included in income; securities available for sale are recorded at fair value with unrealized gains and losses reported as a separate component of shareholder's equity until realized and; (j) deposits made to the state guarantee fund of Missouri are considered non-admitted assets and are recorded directly to surplus. This practice was permitted by the Insurance Department of the State of Missouri for year ended December 31, 1998.

     The aggregate effects of these differences on unassigned surplus and net income have not been determined. Also, the presentation of cash flows is in accordance with statutory practices rather than GAAP.

     Basis of Valuation of Invested Assets - Asset values are generally stated as follows:

     o Bonds, corporate securities and mortgage-backed securities - at amortized cost.

     o Preferred stock - at cost, or lower of cost or market if not in good standing, as prescribed by the Security Valuation Office ("SVO") of the NAIC.

     o    Common stock - at market, as prescribed by the SVO of the NAIC.

     o    Mortgage loans - at the unpaid principal balance.

     o    Policy loans - unpaid balance plus accrued interest.

     o    Short-term investments - at cost.

     o    Other invested assets - at market.

     Asset Valuation Reserve ("AVR") - AVR is a required reserve for life insurance companies and is calculated based on a statutory formula for investments in bonds, preferred stocks, common stocks, mortgage loans on real estate, and real estate and other investments. The reserve is designed to mitigate the effect on unassigned surplus of fluctuations in the market value of common stock, real estate and other invested assets and credit losses on long-term bonds and preferred stock. Changes in the reserve are applied directly to unassigned surplus.

     Interest Maintenance Reserve ("IMR") - The IMR is designed to capture the tax-effected capital gains and losses which result from changes in the overall level of interest rates and amortize them into income over the approximate remaining life of the investment sold. Interest-related realized gains and losses, net of tax, resulting from the irrevocable sale, transfer or reinsurance of a block of liabilities are credited to IMR and amortized into income in the current period. Certain investment gains and losses are deferred, net of tax, and added to the interest maintenance reserve to be amortized using statutory formulas and included in investment income over the remaining life of the investments sold.

     Use of Estimates - The preparation of statutory financial statements in accordance with accounting practices prescribed or permitted by the Insurance Department of the State of Missouri requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Policy Reserves - Statutory reserves for life insurance policies, other than single premium life insurance, have been computed primarily by the Commissioners Reserve Valuation Method and Net Level reserve methods. These methods take into account statutory valuation mortality rates and valuation interest rates. Interest rates vary from 2.5% to 5.5% depending on year of issue and type of insurance. Mortality is based on 1958 CSO, 1958 CET, and 1980 CSO also depending on issue year and type of insurance.

     For single premium life insurance policies, reserves have been computed by the Universal Life Insurance Reserves methods and are based on 1980 CSO mortality with 4.0% interest.

     Annuity reserves are calculated by the Commissioners Annuity Reserve Valuation Method reserve method. This takes into account valuation interest rates, future guaranteed interest rates, surrender charges available at various dates into the future, and all other policy guaranteed provisions, including the guaranteed settlement option rates in the policy forms.

     Reclassifications - Certain reclassifications have been made to the 1997 statutory basis financial statements to conform to the 1998 presentation.

     Fair Values of Financial Instruments - Management has identified the following financial instruments in the statutory financial statements: cash and short-term investments, bonds, preferred stocks, common stocks, mortgage loans, policy loans, receivables, payables, other invested assets and other liabilities. Fair values of bonds and stocks are presented in
     Note 2. For the remaining instruments, management believes the carrying value approximates fair value due to the short maturity, terms and fluctuations in market conditions of those instruments. The estimates presented herein are not necessarily indicative of the amounts that the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

     Codification - In March 1998, the NAIC adopted Codification of Statutory Accounting Principles ("Codification"). The Codification, which is intended to standardize regulatory accounting and reporting for the insurance industry, is proposed to be effective January 1, 2001. However, statutory accounting principles will continue to be established by individual state laws and permitted practices and it is uncertain when, or if, the State of Missouri will require adoption of Codification for the preparation of statutory financial statements. The Company has not finalized the quantification of the effects of the Codification on its statutory financial statements.

2.   INVESTMENTS

     Market value information for investments are values determined by the NAIC at December 31, 1998 and 1997, except for certain collateralized mortgage obligation investments which are obtained from the Merrill Lynch Bloomberg Data Base Service.

     At  December 31,  1998  and  1997,  bonds  having  an  amortized  value  of
     $3,240,846 and $3,242,694, respectively, were on deposit with state insurance departments in accordance with statutory reserve deposit requirements.

     The amortized cost, estimated market value and unrealized market gains and losses of bonds are as follows:


                                                                         December 31, 1998
                                    ------------------------------------------------------------------------------------------------
                                                                                                       Estimated
                                               Amortized          Unrealized        Unrealized           Market
                                                 Cost               Gains             Losses             Value

U.S. Treasury securities and
   obligations of U.S.
   government corporations
   and agencies                              $ 73,212,327        $ 2,501,245         $ 29,608        $ 75,683,964
Corporate securities                          198,190,996         14,042,008          846,302         211,386,702
Mortgage-backed securities                     63,221,053          3,335,116           23,201          66,532,968
                                               ----------          ---------           ------          ----------

Total                                       $ 334,624,376       $ 19,878,369        $ 899,111       $ 353,603,634
                                            =============       ============        =========       =============


                                                                      December 31, 1997
                                    ------------------------------------------------------------------------------------------------
                                                                                                    Estimated
                                               Amortized         Unrealized       Unrealized          Market
                                                 Cost              Gains            Losses            Value

U.S. Treasury securities and
   obligations of U.S.
   government corporations
   and agencies                             $ 38,329,834          $ 473,696         $ 4,596        $ 38,798,934
Corporate securities                         184,052,004         11,612,394         467,179         195,197,219
Mortgage-backed securities                    73,142,164          3,739,548          43,018          76,838,694
                                              ----------          ---------          ------          ----------

Total                                      $ 295,524,002       $ 15,825,638       $ 514,793       $ 310,834,847
                                           =============       ============       =========       =============

     The amortized cost and estimated market value of debt securities at December 31, 1998, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


                                                                         Estimated
                                                   Amortized               Market
                                                      Cost                 Value

  One year or less                                $ 11,429,675          $ 11,549,128
  After one year through five years                 53,229,025            55,115,289
  After five years through ten years                42,166,060            44,445,583
  After ten years                                  164,578,563           175,960,666
                                                   -----------           -----------

                                                   271,403,323           287,070,666
  Mortgage-backed securities                        63,221,053            66,532,968
                                                    ----------            ----------

                                                 $ 334,624,376         $ 353,603,634
                                                 =============         =============

     The consideration received, carrying value and realized gains and losses on sales and maturities of bonds and stocks were as follows:


                                                     1998                1997

Consideration received                           $ 54,466,624        $ 26,734,761
Carrying value                                     54,238,068          26,335,266
                                                   ----------          ----------

           Net realized gains                       $ 228,556           $ 399,495
                                                    =========           =========

Investment gains                                  $ 1,018,144           $ 448,925
Investment losses                                    (789,588)            (49,430)
                                                     --------             -------

           Net realized gains                       $ 228,556           $ 399,495
                                                    =========           =========

     Net realized gains of $788,727 and $295,082, less tax expenses of $268,166 and $50,163, were deferred and recorded in the interest maintenance reserve during 1998 and 1997, respectively (see Note 3).

3.   STATUTORY INVESTMENT RESERVES

     The tables shown below present changes in the major elements of the Asset Valuation Reserve and Interest Maintenance Reserve.

                                                      1998            1997

Asset Valuation Reserve:
  Balance, beginning of year                        $ 1,982,314       $ 2,419,712
    Unrealized investment gains                         104,885            48,278
    Required by formula                                 165,944          (485,676)
                                                        -------           --------

  Balance, end of year                              $ 2,253,143       $ 1,982,314
                                                    ===========       ===========

Interest Maintenance Reserve:
  Balance, beginning of year                        $ 2,342,172       $ 2,376,933
    Realized investment gains, net of tax               520,561           244,919
    Amortization of investment gains                   (302,967)         (279,680)
                                                       --------          --------

  Balance, end of year                              $ 2,559,766       $ 2,342,172
                                                    ===========       ===========

4.   FEDERAL INCOME TAXES

     Under the Tax Reform Act of 1984, life insurance companies with assets of less than $500,000,000 and taxable income less than $3,000,000 are allowed a small life company deduction of 60% of taxable income. The deduction is gradually phased out as income exceeds $3,000,000. This special deduction has been applied to the Company and is the primary reason for the Company's lower effective tax rate.

     Under a previous tax act, certain items deductible from taxable income were credited to a "policyholders' surplus" memorandum account. The 1984 Tax Act froze the balance in this account and provides for taxation of the balance if the companies do not meet certain limitations, fail to qualify as a life insurance company for two consecutive years, or distribute the amounts to shareholders. At December 31, 1998, "policyholders' surplus" amounted to approximately $3,736,000. The Company has no present plans to distribute the amount in "policyholders' surplus" and, as the Company qualifies as a life company, no provisions for Federal income taxes on the "policyholders' surplus" have been made in the accompanying statutory financial statements.

5.   CAPITAL AND SURPLUS

     Following is a schedule outlining activity in treasury stock and paid-in surplus for the years ended December 31, 1998 and 1997:


                                            Number       Treasury        Paid-in
                                              of           Stock,     and Contributed
                                            Shares        at Cost        Surplus


Balance, January 1, 1997                    27,378      $ 749,518       $ 975,167
  Purchases                                  5,870        181,576
  Sales                                        (50)        (1,138)            416
                                               ---         ------             ---

Balance, December 31, 1997                  33,198        929,956         975,583
  Sales                                       (650)       (14,794)          8,365
                                              ----        -------           -----

Balance, December 31, 1998                  32,548      $ 915,162       $ 983,948
                                            ======      =========       =========

6.   RELATED PARTY TRANSACTIONS

     Related parties provide the Company with certain administrative and marketing services on a direct cost reimbursement basis. Expenses incurred by the Company in 1998 and 1997 related to those services were $514,213 and $470,286, respectively. The Company pays a majority of expenses on a direct basis to third party vendors. In addition, commission and policy administration expenses paid by the Company in 1998 and 1997 related to policies serviced by related parties were $2,732,623 and $1,758,942, respectively. The Company also had net amounts due from related parties of $156,835 and due to related parties of $150 at December 31, 1998 and 1997, respectively.

     The Company has ceded $3,125,118 and $3,275,907 of life insurance in force at December 31, 1998 and 1997, respectively, to an insurance company owned by the President of the Company. American Service Life Insurance Company ("ASLIC") received $26,842 and $29,509 of ceded premium from the Company for the years ended December 31, 1998 and 1997, respectively.

     In January 1997, a related party dissolved its profit sharing plan. Upon dissolution, approximately $2,700,000 was transferred to the Company's annuity deposits account. Employees were given the option of keeping their funds as an annuity or transferring the funds to various investment vehicles offered by a bank.

     Other invested assets at December 31, 1998 and 1997 of $3,835,985 and $2,145,081, respectively, consists primarily of an investment in a limited partnership, the general partner of which is the President of the Company. The limited partnership is engaged in the speculative trading of commodity futures, option contracts and other commodity interests, including forward contracts in foreign currencies.

     Effective January 1, 1997, the Company and ASLIC terminated an existing agreement on a block of business in which ASLIC assumed 2.5% of the Company's life insurance business and 2% of the Company's accident and health insurance business.

7.   REINSURANCE CEDED AND ASSUMED WITH OTHER INSURANCE COMPANIES

     The Company reinsures portions of insurance it writes. The maximum amount of insurance retained by the Company on any one life is $75,000.

     A summary of reinsurance for each of the years in the two-year period ended December 31, 1998 follows:


                                                          Assumed             Ceded
                                       Direct            from Other          to Other             Net
  Year         Description             Amount            Companies           Companies          Amount
  1998      Life insurance
              in force (000)        $ 5,418,653           $ 33,172        $ (1,934,124)      $ 3,517,701

            Premiums:
              Life and
                supplemental
                contracts            29,091,128          2,866,801          (4,955,107)       27,002,822
              Accident
                and health          137,593,931         13,242,294         (76,227,278)       74,608,947

  1997      Life insurance
              in force (000)        $ 4,812,551           $ 24,234        $ (1,279,086)      $ 3,557,699

            Premiums:
              Life and
                supplemental
                contracts            27,646,366         18,116,746          (4,760,535)       41,002,577
              Accident
                and health          112,779,590          2,282,783         (62,840,632)       52,221,741

     Future policy and claim reserves are stated after reduction of applicable reinsurance reserves which aggregated approximately $10,231,000 in 1998 and $8,547,000 in 1997 on life business, and $40,709,000 in 1998 and
     $23,832,000 in 1997 on accident and health business. The Company is contingently liable for the portion of the policies reinsured in the event the reinsurance companies are unable to pay their portion of any resulting claim.

8.   REINSURANCE

     The Company follows a policy of reinsuring portions of ordinary life and accidental death coverages as well as certain accident and health risks. The Company recorded a reinsurance recoverable of $5,901,594 and $4,809,276 as of December 31, 1998 and 1997, respectively, which is recorded in due from other companies on the statements of admitted assets, liabilities and capital and surplus. The Company was also primarily liable to reinsurers for the amounts of $4,000,702 and $5,113,694 as of December 31, 1998 and 1997, respectively. Such liabilities are recorded in due to other companies on the statements of admitted assets, liabilities and capital and surplus.

9.   CONTINGENCIES

     The Company is named defendant in various lawsuits by policyholders alleging breach of the Company's covenant of good faith and fair dealings. The lawsuits, although various in nature, are primarily the result of the Company denying benefits, as it is the Company's interpretation that the plaintiffs misrepresented the facts in applying for a policy or the claims in question were not covered by the policy acquired. Lawsuits of this type are commonplace in the industry. The Company intends to vigorously defend against these lawsuits and is of the opinion that, even if the Company is held liable, any monetary damages assessed would probably not exceed the current reserves for these litigated claims, and if so, the amount would not have a material impact on the Company's statutory financial statements.

10.  ACQUISITIONS OF LINES OF BUSINESS

     In January 1997, the Company assumed a line of business of another insurance company. The Company received approximately $14,000,000 in cash and $2,000,000 in policy loans to assume $16,000,000 in life insurance policy reserves.

     In June 1998, the Company initiated the process of assuming three additional lines of business of other insurance companies. The Company received approximately $29,728,000 in cash and $168,000 in policy loans, agent's balances and due and deferred premiums to assume $674,000 in life insurance policy reserves, $9,137,000 in accident and health reserves, $813,000 in supplementary contract reserves and $19,727,000 in annuity contract reserves. These agreements were initiated on an indemnity basis. During fiscal 1999, the indemnity reinsurance will be converted to assumption reinsurance upon the completion of various events outlined in the contracts. The Company paid approximately $455,000 to assume these lines of business.

                                     ******




                                     PART C

                                OTHER INFORMATION


ITEM 24. FINANCIAL STATEMENTS AND EXHIBITS

A.   FINANCIAL STATEMENTS

The following statutory basis financial statements of the Company are included in Part B hereof:

     1.   Independent Auditors' Report on Statutory Financial Statements

     2. Statutory Financial Statements for the years ended December 31, 1998 and 1997:

     3. Statutory Statements of Admitted Assets, Liabilities and Capital and Surplus

     4.   Statutory Statements of Income

     5.   Statutory Statements of Capital and Surplus

     6.   Statutory Statements of Cash Flow

     7.   Notes to Statutory Financial Statements


B.   EXHIBITS

     1. Resolution of Board of Directors of the Company authorizing the establishment of the Separate Account.*

     2.   Not Applicable.

     3.   (i)   Draft Distribution and Principal Underwriters Agreement.
          (ii)  Draft Affiliation Agreement.
          (iii) Draft Form of Selling Agreement.

     4.   (i)   Individual Flexible Purchase Payment Deferred Variable and Fixed
                Annuity Contract.
          (ii)  IRA Endorsement.
          (iii) 403(b) Endorsement.
          (iv)  Unisex Endorsement.
          (v)   Company Completion Benefit.
          (vi)  Company Completion Benefit.
          (vii) Loan Provision Endorsement.
          (viii)401 Plan Endorsement.
          (ix)  457 Plan Endorsement.
          (x)   Terminal Illness and Nursing Home or Hospital Confinement
                Endorsement.
          (xi)  Roth 408(a) Endorsement.

     5.   Application Forms.

     6.   (i)  Copy of Articles of Incorporation of the Company.*
          (ii) Copy of the Bylaws of the Company.*

     7.   Not Applicable.

     8.   (i)  IMSF Participation  Agreement.
          (ii) BBOI Participation Agreement.

     9.   Opinion and Consent of Counsel.

     10.  Independent Auditors Consent.

     11.  Not Applicable.

     12.  Not Applicable.

     13.  Not Applicable.

     14.  Not Applicable.

     15.  Company Organizational Chart.*


* Incorporated by reference to Registrant's Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on December 23, 1998.

ITEM 25. DIRECTORS AND OFFICERS OF THE DEPOSITOR

The following are the Executive Officers and Directors of the Company:

Name and Principal                      Position and Offices
Business Address*                          with Depositor
-----------------------       ----------------------------------------
Richard Forrest Jones         Chief Executive Officer, Chief Financial
                              Officer, Director

Michael Eugene Hall           Sr. Vice President, Director

Leland Eugene Schmitt         Sr. Vice President, Secretary, Director

Robert Bruce Schorb           Sr. Vice President, Director

Mark Linsley Burley           Vice President of Administration

Benjamin Arthur Pullan        Controller, Asst. Secretary

David James Smith III         Vice President of Marketing and Advertising

John Collings Caton           Vice President-Actuary

Dorothy Marie Jones           Director

Albert Harry Wohlers          Director
                              1440 N. Northwest Hwy.
                              Park Ridge, IL

George John Bereska           Director

Richard L. Andrews            Director
                              118 Hill Hall
                              Columbia, MO

Robert Eugene McGannon        Director
                              922 Walnut
                              Kansas City, Missouri

Gale Thomas Bartow            Consultant, Director
                              1201 Fairway Circle
                                Blue Springs, MO

* The principal business address for all officers and directors listed above is 3130 Broadway, Kansas City, Missouri 64111-2406 except as noted above.


ITEM 26. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE DEPOSITOR OR REGISTRANT


The Company organizational chart is incorporated by reference to Registrant's Form N-4 (File Nos. 333-69647 and 811-09167) electronically filed on December 23, 1998.


ITEM 27. NUMBER OF CONTRACT OWNERS

Not Applicable.

ITEM 28. INDEMNIFICATION

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the mater has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The Bylaws of the Company (Article XII) provide, in part, that:


     The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal administrative or investigative, other than an action by or in the right of the corporation, by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit, or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

ITEM 29. PRINCIPAL UNDERWRITERS

(a)  Not Applicable.

(b) National Pension & Group Consultants, Inc. ("NPGC") is the principal underwriter for the Policies. The following persons are the officers and directors of NPGC. The principal business address for each officer and director of NPGC is 3130 Broadway, Kansas City, MO 64111-2406.

      Name and Principal  Positions and Offices
      Business Address   with Underwriter
      ----------------   ----------------

      Richard F. Jones   President, Treasurer
      Michael E. Hall    Vice President
      N. Susan Kirks     Secretary

(c)  Not Applicable.

ITEM 30. LOCATION OF ACCOUNTS AND RECORDS

David James, Assistant Vice President, whose address is 3130 Broadway, Kansas City, Missouri 64111-2406, maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

ITEM 31. MANAGEMENT SERVICES

Not Applicable.

ITEM 32. UNDERTAKINGS

     a. Registrant hereby undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen
(16) months old for so long as payment under the variable annuity contracts may be accepted.

     b. Registrant hereby undertakes to include either (1) as part of any application to purchase a contract offered by the Prospectus, a space that an applicant can check to request a Statement of Additional Information, or (2) a postcard or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

     c. Registrant hereby undertakes to deliver any Statement of Additional Information and any financial statement required to be made available under this Form promptly upon written or oral request.

     d. Fidelity Security Life Insurance Company ("Company") hereby represents that the fees and charges deducted under the Policies described in the Prospectus, in the aggregate, are reasonable in relation to the services rendered, the expenses to be incurred and the risks assumed by the Company.

                                 REPRESENTATIONS

     The Company hereby represents that it is relying upon a No-Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

     1. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

     2. Include appropriate disclosure regarding the redemption restrictions imposed by Section 403(b)(11) in any sales literature used in connection with the offer of the contract;

     3. Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the attention of the potential participants;

     4. Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and (2) other investment alternatives available under the employer's Section 403(b) arrangement to which the participant may elect to transfer his contract value.

                                   SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has caused this Registration Statement to be signed on its behalf in the City of Kansas City and State of Missouri, on this 12th day of April 1999.


                            FSL SEPARATE ACCOUNT M
                            (Registrant)

                         By: FIDELITY SECURITY LIFE INSURANCE COMPANY
                             (Depositor)



                         By:  /S/ LELAND EUGENE SCHMITT
                             ________________________________________________
                             Leland Eugene Schmitt, Senior Vice President and Secretary


                            FIDELITY SECURITY LIFE INSURANCE
                            (Depositor)



                         By:  /S/ LELAND EUGENE SCHMITT
                             ________________________________________________
                             Leland Eugene Schmitt, Senior Vice President and Secretary



Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


Signature                   Title                     Date
---------                   -----                     ----

                            Chief Executive Officer,
RICHARD F. JONES*           Chief Financial Officer,  4/9/99
----------------------                                --------
Richard F. Jones            and Director (Principal
                            Executive Officer and
                            Principal Financial
                            Officer)

BENJAMIN A. PULLAN*         Controller (Principal     4/9/99
----------------------      Accounting Officer)       --------
Benjamin A. Pullan


/s/ LELAND E. SCHMITT       Director                  4/9/99
----------------------                                --------
Leland E. Schmitt


ROBERT L. SCHORB*           Director                  4/9/99
----------------------                                --------
Robert L. Schorb

MICHAEL E. HALL*            Director                  4/9/99
----------------------                                --------
Michael E. Hall


DOROTHY M. JONES*           Director                  4/9/99
----------------------                                --------
Dorothy M. Jones


GALE T. BARTOW*             Director                  4/9/99
----------------------                                --------
Gale T. Bartow



*By  /S/ LELAND E. SCHMITT
    _______________________________________
    Leland E. Schmitt,  Power  of  Attorney




                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Richard F. Jones, Chief Executive Officer of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Chief Executive Officer of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                /S/ RICHARD F. JONES
-------------------                                --------------------
    Linda K. Harper                                    Richard F. Jones






                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Richard F. Jones, Chief Financial Officer of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Chief Financial Officer of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                               /S/ RICHARD F. JONES
-------------------                               --------------------
    Linda K. Harper                                   Richard F. Jones

                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Richard F. Jones, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin
A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                  /S/ RICHARD F. JONES
-------------------                                  --------------------
    Linda K. Harper                                      Richard F. Jones





                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Benjamin A. Pullan, Controller and Assistant Secretary of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt, as my attorney and agent, for me, and in my name as Controller and Assistant Secretary of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                  /S/ BENJAMIN A.  PULLAN
-------------------                                  ------------------------
    Linda K. Harper                                      Benjamin A.  Pullan



                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Leland E. Schmitt, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Benjamin A. Pullan, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                 /S/ LELAND E. SCHMITT
-------------------                                 ---------------------
    Linda K. Harper                                     Leland E. Schmitt





                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Robert L. Schorb, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin
A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:

/S/ LINDA K. HARPER                               /S/ ROBERT L. SCHORB
-------------------                               --------------------
    Linda K. Harper                                   Robert L. Schorb



                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Michael E. Hall, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin
A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:

/S/ LINDA K. HARPER                             /S/ MICHAEL E. HALL
-------------------                             -------------------
    Linda K. Harper                                 Michael E. Hall






                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Dorothy M. Jones, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin
A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                /S/ DOROTHY M. JONES
-------------------                                --------------------
    Linda K. Harper                                    Dorothy M. Jones


                            LIMITED POWER OF ATTORNEY
                            -------------------------

KNOW ALL MEN BY THESE PRESENTS, that I, Gale Bartow, a Director of Fidelity Security Life Insurance Company (FSL), a corporation duly organized under the laws of the State of Missouri, do hereby appoint Leland E. Schmitt and Benjamin
A. Pullan, each individually, as my attorney and agent, for me, and in my name as a Director of FSL on behalf of FSL or otherwise, with full power to execute, deliver and file with the Securities and Exchange Commission all documents required for registration of a security under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, and to do and perform each and every act that said attorney may deem necessary or advisable to comply with the intent of the aforesaid Acts.

         WITNESS my hand and seal this 22nd day of December, 1998.

WITNESS:


/S/ LINDA K. HARPER                                  /S/ GALE T. BARTOW
-------------------                                  -------------------
    Linda K. Harper                                      Gale T. Bartow








                             FSL SEPARATE ACCOUNT M

                          PRE-EFFECTIVE AMENDMENT NO. 1

                                       TO

                       REGISTRATION STATEMENT ON FORM N-4



                                INDEX TO EXHIBITS
EXHIBIT  NO.


EX-99.B3(i)    Draft Distribution and Principal Underwriters Agreement.

EX-99.B3(ii)   Draft Affiliation Agreement.

EX-99.B3(iii)  Draft Form of Selling Agreement.

EX-99.B4(i)    Individual Flexible Purchase Payment Deferred Variable and Fixed
               Annuity Contract.

EX-99.B4(ii)   IRA Endorsement

EX-99.B4(iii)  403(b) Endorsement

EX-99.B4(iv)   Unisex Endorsement

EX-99.B4(v)    Company Completion Benefit Endorsement

EX-99.B4(vi)   Company Completion Benefit Endorsement

EX-99.B4(vii)  Loan Provision Endorsement

EX-99.B4(viii) 401 Plan Endorsement

EX-99.B4(ix)   457 Plan Endorsement

EX-99.B4(x)    Terminal Illness Endorsement

EX-99.B4(xi)   Roth 408(a) Endorsement

EX-99.B5(i)    Form of Application.

EX-99.B5(ii)   Form of Application.

EX-99.B5(iii)  Form of Application.

EX-99.B8(i)    IMSF Participation  Agreement.

EX-99.B8(ii)   BBOI Participation Agreement.

EX-99.B9       Opinion and Consent of Counsel.

EX-99.B10      Independent Auditors Consent.